06015280

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DAKO A/S

*CURRENT ADDRESS Produktionsvej 42
DK-2600 Glostrup
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

FILE NO. 82- 34993 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 7/18/06

To the shareholders of
DakoCytomation A/S

April 2005

Please find enclosed the notice of the company's Annual General Meeting on 2 May 2005 at 16.00 (CET). The Annual General Meeting will take place at the registered office, Produktionsvej 42, DK-2600 Glostrup, Denmark.

Please note that shareholders may only attend and vote at the Annual General Meeting if they present an Admission Card. Shareholders who cannot present an Admission Card will consequently not be able to participate in the Annual General Meeting.

Unless you state to which address you wish the Admission Card sent, the Admission Card must be collected at the registered office, Produktionsvej 42, DK-2600 Glostrup, Denmark, no later than 29 April 2005 at 16.00 (CET). Non-Danish shareholders will, for practical reasons, be able to collect Admission Cards on 2 May 2005 between 10.00 - 14.00 (CET) at the company's offices, Produktionsvej 42, DK-2600 Glostrup, Denmark.

Please forward the request for Admission Card to Lis Castro, DakoCytomation A/S, Produktionsvej 42, DK-2600 Glostrup, Denmark no later than 27 April 2005 at 12.00 (CET).

Enclosed please find a form for requesting an Admission Card for the Annual General Meeting, which will only be issued to the company's shareholders or their representatives. By registration on or before 27 April 2005 you are entitled to be accompanied by up to one named guest/advisor.

Should you wish not to attend the Annual General Meeting or should you not want to vote, you may authorize a representative to vote on your behalf e.g. by using the enclosed Proxy. Proxies must be presented at the Annual General Meeting or may be sent to Lis Castro, DakoCytomation A/S, Produktionsvej 42, DK-2600 Glostrup, Denmark, (fax no. 45 4485 8432). If we receive a written Proxy no later than 27 April 2005 at 12.00 (CET) it will automatically be viewed as a request for an Admission Card, which will be forwarded to the representative.

The agenda and the full wording of the proposals are enclosed. This document together with the Annual Report, the auditors' report for the parent company and the group and the management's report will be made available for inspection by the shareholders at the company's offices at Produktionsvej 42, DK-2600 Glostrup, Denmark, no later than 8 days before the Annual General Meeting.

On presentation of Admission Card shareholders or representatives with a Proxy to vote will be issued a ballot at the entrance to the Annual General Meeting.

Following the Annual General Meeting a cold buffet will be served.

Yours sincerely
DakoCytomation A/S

Board of Directors

NOTICE TO THE SHAREHOLDERS OF

THE ANNUAL GENERAL MEETING AGENDA

DakoCytomation A/S

Annual General Meeting will be held on Monday, 2 May 2005 at 4 pm (CET) in

DakoCytomation A/S' cafeteria, Produktionsvej 42, DK-2600 Glostrup

AGENDA

1. Report on the Company's activities

2. Presentation for adoption of the Annual Report, group accounts including the Auditor's report as well as the operating and financial review

3. Discharge of the Board of Directors and the Board of Management from their obligations

4. Submission of proposal for allocation of profits or balancing of losses appearing from the Annual Report adopted

5. Election of Directors

6. Appointment of Auditor

7. Resolution to ratify warrants granted by the Board of Directors pursuant to article 3B and 3C of the Articles of Association

8. Resolution to ratify amendments to Plan for Stock Option Program for 2002, 2003 and 2004 for employees subject to the Danish employment law, cf. Articles 3.C, 3.F and 3.G of the Articles of Association.

9. Authorization to acquire own shares

10. Proposals from the Board to be adopted at the Annual General Meeting
    A Motion to authorize the Chairman of the meeting

FULL WORDING OF THE PROPOSALS

Re item 1 on the Agenda:
Report on the Company's activities
Motion to take note of the report.

Re item 2 on the Agenda:
Presentation for adoption of the Annual Report, group accounts including the Auditor's report as well as the operating and financial review
Motion to adopt the Annual Report, the group accounts and the operating and financial review.

Re item 3 on the Agenda
Discharge of the Board of Directors and the Board of Management from their obligations
Motion to discharge the Board of Directors and the Board of Management from their obligations.

Re item 4 on the Agenda
Submission of proposal for allocation of profits or balancing of losses appearing from the Annual Report adopted
Motion to distribute dividend of DKK 3,868,466 equal to DKK 0.10 per share

Re item 5 on the Agenda
Election of Directors
In accordance with the Company's Articles of Association, the Board of Directors retires.
Motion to elect:

- Sonnich Fryland
- Patrik Dahlén
- Viggo Harboe
- Kurt Anker Nielsen
- Steven P Novak

With respect to the nominees' executive offices in other Danish companies, reference is made to information found in the Annual Report relative to all nominees.

Re item 6 on the Agenda
Appointment of Auditor
Motion to elect KPMG C. Jespersen as auditor of the Company.

Re item 7 on the Agenda
Resolution to ratify warrants granted by the Board of Directors pursuant to Article 3.B of the Articles of Association
In accordance with Article 3.B of the Articles of Association, the Board of Directors has in 2004 granted warrants as follows, cf. Article 3.G of the Articles of Association:

1. *The Board of Directors has in August 2004 by virtue of authorisation from May 2002 granted [500,000] warrants (options) free of charge to certain employees (the "Employee").*
2. *Each warrant gives the Employee the right to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.*
3. *The options shall only be exercisable in portions comprising at least 25 options and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the options must also comply with other applicable laws and regulations governing the options, and the options may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations.*
4. *Exercise of the options by the Employee shall be effected by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of options which will be exercised and containing the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the options.*

5. *Upon receipt of the written notice (execution page from subscription list) and the amount set out in Article 4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the share increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be transferred as soon as possible after the registration of the share increase with the Danish Commerce and Companies Agency.*
6. *The options shall be forfeited in the event of the Employee's material breach of his/her contract of employment. Unexercised options shall expire in case the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this plan and any unexercised options granted hereunder expire on the Date of Expiry as defined in the Agreement.*
   In case of the Employee's resignation, termination or death, call options apply, cf. Art. 8.
7. *Where the Employee wishes to exercise his/her options after*
   (i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;
   (ii) the Company has issued convertible bonds or other convertible loans, options (except for the options comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;
   (iii) bonus shares (stock dividend) have been issued;
   (iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or
   a dividend of more than 25 per cent of the nominal capital has been paid for each accounting year;
   the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the options caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.
   Where one or more options are exercised subsequent to or in connection with
   (i) a merger or de-merger (division) of the Company;
   (ii) the liquidation of the Company;
   (iii) the occurrence of other similar changes in the capital structure of the Company;
   the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.
8. *The warrants cannot - save paragraphs 2 and 3 below - be transferred, pledged or taken in execution.*
   In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the options have not expired pursuant to Art. 6 above, options vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company pursuant to the annual accounts for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale took place. Goodwill shall be added to the Company's book value and shall be finally valued by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.
   In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not under an obligation) to acquire the options from the Employee (whether or not he/she has resigned) or require the exercise of the options vested (in such case exercise can take place outside any Exercise Period). The price for the option shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.
9. *The above conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of options together with the plan for the warrant programme 2004.*

It is proposed that the General Meeting ratifies this grant.

Re item 8 on the Agenda

Resolution to ratify amendments to Plan for Stock Option Program for 2002, 2003 and 2004 for employees subject to the Danish employment law, cf. Articles 3.C, 3.F and 3.G of the Articles of Association.

In accordance with the Plan for Stock Option Program for 2002, 2003 and 2004 – all issued in accordance with Article 3.B of the Articles of Association – the Board of Directors has in 2005 adopted certain amendments applying solely for the employees subject to Danish employment law. The amendments read as follows, cf. Articles 3.C, 3.F and 3.G of the Articles of Association:

3C9 Special Conditions Applying Only for Employees Subject to Danish Employment Law

Article 3.C.8(2) does not apply

Existing 3.C.9 will be renumbered 3.C.10

3.F.1 2nd paragraph will be amended as follows:

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

3.G.1 2nd paragraph will be amended as follows:

As regards the specific conditions articles 3.C.2 though 3.C.9 will apply.

It is proposed that the General Meeting ratifies these amendments.

Re item 9 on the Agenda
Authorization to acquire own shares
It is proposed that from time to time, until the next annual general meeting, the Board of Directors is authorized to allow the Company to acquire its own shares until the company and its subsidiaries in total hold a maximum of 10% of the registered share capital. The company's own shares can be acquired at a price per share not deviating more than 10% from the average price per share, as known by and proved to the company, based on all tradings between independent parties in a period of 3 months prior to a given trade date or in the event that this period does not include at a minimum 5 such independent tradings, the average price per share, as known by and proved to the company, based on the last 5 tradings between independent parties.

Re item 10 on the Agenda
Proposals from the Board to be adopted at the Annual General Meeting:
A Motion to authorize the Chairman of the meeting.
The Board of Directors moves that the Annual General Meeting authorizes the Chairman of the meeting to take all necessary steps to have the resolutions registered with the Commerce and Companies Agency, including to make such minor amendments, modifications or additions as may be requested by the Danish Commerce and Companies Agency or any other public authority as a condition for registration or approval or may be suggested as expedient.

Glostrup, April 2005

On behalf of the Board of Directors of DakoCytomation A/S

Sonnich Fryland
Chairman of the Board of Directors

No. of shares: «Beholdning»

PROXY
to be used at the Annual General Meeting of
DakoCytomation A/S
on 2 May 2004

The undersigned «Navn_og_adresse1»
«Attention»
«Navn_og_adresse2»
«Navn_og_adresse3»
«Navn_og_adresse4»
«Navn_og_adresse5»
«Navn_og_adresse6»

hereby authorizes - with power of delegation - (mark with an X)

☐ the Board of Directors of DakoCytomation A/S

or

☐ ______________________________
(name of representative)

____
(address of representative)

____

on my behalf to exercise the voting rights attached to the shares registered in my name in the Company's Share Register at the Annual General Meeting of the Company on 2 May 2005.

My Proxy must be used according to the Xs marked. If I have not marked my preferences or instructed otherwise, the Proxy can be used at the discretion of the representative. This Proxy shall not be interpreted as a request on my part for a written ballot.

The Proxy must be presented at the Annual General Meeting or may be forwarded to the Company provided the Proxy is available to the Company on 2 May 2005 at 12.00 CET at the latest. If the Company receives the Proxy no later than 27 April 2005 at 12.00 CET, the Proxy will automatically be regarded as a request for Admission Card and this will be issued and sent to the representative at the above address.

If forwarding, please fax both pages of the Proxy to Lis Castro on fax no. +45 4485 8432.

The undersigned «Navn_og_adresse1»
«Attention»
«Navn_og_adresse2»
«Navn_og_adresse3»
«Navn_og_adresse4»
«Navn_og_adresse5»
«Navn_og_adresse6»

Resolutions according to the Agenda for the Annual General Meeting on 2 May 2005.

		FOR	AGAINST	ABSTAINING
2.	Approval of the Annual Report, the Group Accounts as well as the Operating and Financial Review			
3.	Resolution to discharge the Board of Directors and the Management from their obligations			
4.	Resolution to transfer of profit according the Annual Report			

		FOR	ABSTAINING
5.	Election to the Board of Directors of:		
	Sonnich Fryland		
	Patrik Dahlén		
	Viggo Harboe		
	Kurt Anker Nielsen		
	Steven P Novak		
6.	Election of auditors		

		FOR	AGAINST	ABSTAINING
7.	Ratification of warrants granted in accordance with article §3B and §3C of the Articles of Association			
8.	Ratification of amendments to Plan for Stock Option Program for 2002, 2003 and 2004 for employees subject to the Danish employment law, cf. Articles 3.C, 3.F and 3.G of the Articles of Association			
9.	Acquisition of own shares up to 10% of the share capital			
10.	A Resolution to authorize the chairman of the meeting			

_____________________ 2005 ______________________________

Date Signature

«Navn_og_adresse1»
«Attention»
«Navn_og_adresse2»
«Navn_og_adresse3»
«Navn_og_adresse4»
«Navn_og_adresse5»
«Navn_og_adresse6»

Request for Admission Card to the Annual General Meeting in DakoCytomation A/S on 2 May 2005

As shareholder in DakoCytomation A/S I hereby request an Admission Card for the annual general meeting in DakoCytomation A/S on 2 May 2005 to be forwarded to me.

Name of shareholder or representative by Power of Attorney:

____
(print name)

As shareholder in DakoCytomation A/S I wish to bring a guest/advisor.

Name of guest/advisor:

____
(print name)

Admission Card to be sent to (please print):

____

____

____

____

Date: ____________

Shareholder's signature: ______________________________

Request for Admission Card must be received by DakoCytomation A/S no later than 27 April 2005 at 12.00 CET.

To be sent to:

DakoCytomation A/S
Produktionsvej 42
DK-2600 Glostrup
Denmark
Att. Lis Castro

Fax nr. +45 4485 8432

ADMISSION CARD

[Name of sharholder/representative/guest]
[Share capital]
[Number of votes]

Annual General Meeting in

DakoCytomation A/S

Produktionsvej 42, 2600 Glostrup

Monday, 2 May 2005 at 16:00 CET

On presentation of this admission card you will be admitted to participate in the annual general meeting of DakoCytomation A/S on 2 May 2005.

Please note that presentation of this admission card has been introduced as a condition for participating in the company's annual general meeting.

Minutes of annual general meeting in DakoCytomation A/S, 2 May 2005

The document is the Danish minutes of the annual general meeting in DakoCytomation A/S for 2005. The general meeting was held 2 May 2005. The document was filed with the Danish Commerce and Companies Agency shortly after the annual general meeting.

The agenda for the meeting was:

1. Report on the company's activities during the past financial year;
2. Presentation for adoption of the annual report and the consolidated financial statements, with the auditors' report and the directors' and officers' report;
3. Decharge of the Board of Directors and the Board of Officers from their obligations;
4. Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted;
5. Election of Directors;
6. Appointment of auditors;
7. Proposal for ratification of warrants granted by the Board of Directors pursuant to clauses 3B and 3C of the articles of association;
8. Authorisation to buy own shares; and
9. Authorisation to the Chairman of the meeting.

All proposals on the agenda were resolved unanimously and with all votes present.

DakoCytomation

REFERAT

AF

ORDINÆR GENERALFORSAMLING

Den 2. maj 2005 afholdtes ordinær generalforsamling i

DakoCytomation A/S
(CVR-nr. 26 51 99 50)

hos DakoCytomation A/S, Produktionsvej 42, 2600 Glostrup med følgende dagsorden:

1. Beretning om selskabets virksomhed.
2. Forelæggelse af årsrapport og koncernregnskab med revisionspåtegning samt ledelsesberetning til godkendelse.
3. Meddelelse af decharge for bestyrelse og direktion.
4. Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.
5. Valg af medlemmer til bestyrelsen.
6. Valg af revisor.
7. Beslutning om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og § 3C.

8. Beslutning om ratihabering af ændring af Plan for warrant-ordningen 2002, 2003 og 2004 for medarbejdere omfattet af dansk lovgivning ifølge vedtægternes §§ 3c, 3F og 3G.

9. Bemyndigelse til køb af egne aktier.

10. Forslag fra bestyrelsen
    A Forslag om meddelelse af sædvanlig bemyndigelse til generalforsamlingens dirigent.

Bestyrelsesformand Sonnich Fryland bød de fremmødte aktionærer velkommen til generalforsamlingen og meddelte, at bestyrelsen havde udpeget advokat Søren Meisling som dirigent for generalforsamlingen.

Dirigenten konstaterede med generalforsamlingens tilslutning, at denne lovligt kunne afholdes og gennemgik herefter dagsordenens punkter.

Ad. pkt. 1 og 2:

Dirigenten foreslog, at dagsordenens punkt 1 og 2 behandledes samtidig, hvilket generalforsamlingen enstemmigt tilsluttede sig med alle tilstedeværende stemmer.

Bestyrelsesformanden aflagde beretning om det forløbne år, herunder med en redegørelse for selskabets resultat og omsætning.

Bestyrelsesformanden fremhævede i den forbindelse en række nøgletal, herunder omsætning på 1.519 mio. DKK, svarende til vækst i omsætning på 10% i forhold til 2003 regnet i lokal valuta. Herudover fremhævede han resultatet af primær drift på DKK 125 mio. mod DKK 13 mio. i 2003, en 10-dobling, samt et nettoresultat på DKK 43 mio. mod DKK –57 mio. i 2003. Bestyrelsesformanden konkluderede, at resultatet var tilfredsstillende.

For så vidt angår 2005 bemærkede Bestyrelsesformanden, at der forventedes en vækst i omsætningen på 10% samt en fortsat forbedring af overskudsgraden. I øvrigt ville aktiviteterne for at gøre selskabet klar til børsnotering blive fortsat.

Bestyrelsesformanden takkede ledelse og medarbejdere for den indsats, der blev gjort i 2004.

Adm. direktør Jes Østergaard gennemgik koncernens virksomhed siden sidste generalforsamling og oplyste, at 2004 overordnet havde været et anderledes og bedre år end 2003.

Omsætningen på DKK 1.519 mio. fordeler sig med 54% i Europa, 32% i USA og 14% i resten af verden.

Omsætningen pr. medarbejder var i 2004 DKK 1.100 mio. mod DKK 1.014 mio. i 2003.

Jes Østergaard orienterede om nye produkter og strategiske initiativer. Der er således kommet 2 nye instrumenter og 200 nye reagenser til produktporteføljen. Der udvikles nye pharmDx produkter, ligesom arbejdet med udvikling af en test for livmoderhalskræft tegner lovende. Det er i den sammenhæng, bygning af nye produktionsbygninger i Glostrup og Fort Collins skal ses.

Jes Østergaard konkluderede, at fremtiden tegner godt. Det er virksomhedens mål i 2010 at blive førende inden for cellebaseret cancer-diagnostik ved at fremstille automatiserede systemløsninger.

Efter beretningen overlod dirigenten ordet til generalforsamlingen.

Da der ikke var spørgsmål fra generalforsamlingen, gik dirigenten direkte til afstemningen.

Generalforsamlingen godkendte enstemmigt og med alle tilstedeværende stemmer årsrapporten, det fremlagte koncernregnskab med revisionspåtegning samt ledelsesberetningen.

Ad pkt. 3

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsens forslag om meddelelse af decharge til bestyrelse og direktion.

Ad pkt. 4

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsens forslag om udlodning af udbytte på i alt DKK 3.868.466 svarende til DKK 0,10 pr. aktie samt overførsel af overskud på DKK 38.706.000 til næste år.

Ad pkt. 5

Bestyrelsen havde foreslået genvalg af samtlige bestyrelsens generalforsamlingsvalgte medlemmer:

- Sonnich Fryland (genvalg),
- Viggo Gunnersen Harboe (genvalg),
- Kurt Anker Nielsen (genvalg),
- Steven P. Novak (genvalg), og
- Patrik Dahlén (genvalg).

De foreslåede kandidater valgtes herefter enstemmigt og med alle tilstedeværende stemmer af generalforsamlingen.

Ad pkt. 6

Bestyrelsen havde foreslået valg af KPMG C.Jespersen.

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsens forslag.

Ad pkt. 7

Dirigenten forelagde bestyrelsens forslag om ratihabering af warrants udstedt af bestyrelsen i medfør af vedtægternes § 3B og § 3C.

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsen forslag.

Ad pkt. 8

Dirigenten forelagde bestyrelsens forslag om ratihabering af ændring af Plan for warrantordningen 2002, 2003 og 2004 for medarbejdere omfattet af dansk lovgivning ifølge vedtægternes §§ 3C, 3F og 3G.

Generalforsamlingen vedtog enstemmigt og med alle tilstedeværende stemmer bestyrelsen forslag.

Ad pkt. 9

Dirigenten forelagde bestyrelsens forslag om, at bestyrelsen i perioden indtil næste ordinære generalforsamling bemyndiges til at lade selskabet erhverve egne aktier for op til 10 % af den til enhver tid værende registrerede aktiekapital og for et beløb, som ikke må afvige mere end 10% fra gennemsnitsprisen pr. aktie, beregnet ud fra handler de seneste 3 måneder eller, såfremt denne periode ikke omfatter 5 handler, for de sidste 5 handler.

Generalforsamlingen vedtog forslaget enstemmigt og med alle tilstedeværende stemmer.

Ad pkt. 10 A

Dirigenten forelagde bestyrelsens forslag til sædvanlig bemyndigelse for dirigenten.

Forslaget vedtoges enstemmigt og med alle tilstedeværende stemmer.

Bestyrelsesformanden afsluttede den ordinære generalforsamling med at takke dirigenten, aktionærerne, direktionen og medarbejderne.

oo0oo

DIRIGENTEN

Søren Meisling

BESTYRELSENS FORMAND

Sonnich Fryland


DakoCytomation

Profit announcement

Glostrup, 22 August 2005

DakoCytomation's interim report for the first six months 2005

DakoCytomation, a world-leading provider of cancer diagnostic solutions, showed significant growth in six-month earnings. Full-year expectations are maintained.

- **DakoCytomation's revenues grew by 8% in local currencies and by 7% in Danish Kroner to DKK 815 million in the first six months of the year.**
- **Continuing focus on cost management and efficiency in operations led to an increase in operating profit before other expenses to DKK 83 million, corresponding to a margin increase from 8% to 10%. Net profit doubled year-on-year to DKK 29 million.**
- **The Development of the Eridan™ diagnostic system is progressing according to plan.**
- **As part of the strategy of offering new and sophisticated system solutions to the market for cancer diagnostics, DakoCytomation signed an agreement with Clarient Inc. in July to distribute Clarient's system for cellular imaging and analysis.**

Outlook

The full-year forecasts expressed in the 2004 financial statements are retained. Provided the current exchange rates remain unchanged for the rest of the year, revenue is expected to grow by 10% in DKK in 2005, and the operating margin is expected to be higher than in 2004. We continue the activities to prepare the company for an initial public offering.

The above forward-looking statements reflect management's current expectations and are subject to risk and uncertainty. Several factors, some of which are beyond management's control, may cause actual developments to differ materially from the expectations expressed.

DakoCytomation A/S is one of the world's leading providers of system solutions for cancer diagnostics and cell analysis. Hospital and research laboratories worldwide use DakoCytomation products to make precise diagnoses and determine the most effective treatment of patients suffering from cancer and other serious diseases. DakoCytomation is privately owned and headquartered in Denmark. With more than 1400 employees and a presence in more than 20 countries, DakoCytomation covers most of the global market. Remaining markets are covered by distributors in 50 countries. **www.dakocytomation.com**.

Six-month performance

Six-month revenue rose 7% to DKK 815 million. Measured in local currencies, sales grew by 8%, driven by double-digit growth rates in North America and Europe, whereas Asia and the rest of the world showed weaker performance, partly as a result of a change of the distributor in Japan.

The gross margin rose to 69.8% from 67.5% last year as a result of increased production efficiency. Overall, gross profit rose by 10%.

R&D costs rose, partly as a result of the work to finalize the new diagnostic system, Eridan™, whereas the level of sales and administrative costs was unchanged. Thus, revenue increased faster than operating costs, and the operating margin before other expenses rose from 8.0% to 10.2%. As a result, operating profit before other expenses increased by 37% to DKK 83 million.

Profit before tax rose by 71% and net profit doubled. Equity rose by DKK 66 million to DKK 662 million in the first six months, and the equity ratio rose to 34.7%.

DakoCytomation Group – six months ended 30 June 2005

Income statement (DKK million)	6 months 2005	6 months 2004	% change
Revenue	**814.5**	**764.1**	**6.6%**
Gross profit	**568.3**	**515.4**	**10.3%**
Gross margin (%)	*69.8%*	*67.5%*	-
Operating costs	(484.9)	(454.3)	6.7%
Operating profit before other expenses	**83.3**	**61.0**	**36.5%**
Operating margin before other expenses (%)	*10.2%*	*8.0%*	-
Other expenses	(0.6)	(9.2)	(92.9%)
Operating profit (EBIT)	**82.7**	**51.9**	**59.4%**
Operating margin (%)	*10.2%*	*6.8%*	-
Financials	(30.2)	(21.1)	43.2%
Pre-tax profit	**52.4**	**30.8**	**70.6%**
Net profit	**29.1**	**14.2**	**105.4%**
Net profit as percentage of revenue (%)	*3.6%*	*1.9%*	-
Key figures (DKK million)			
EBITDA	140.9	110.9	27.0%
EBITDA margin (%)	*17.3%*	*14.5%*	-
Depreciation and amortization	(58.2)	(59.1)	(1.5%)
Total assets	1,909.2	1,873.6	1.9%
Equity	661.7	611.2	8.3%
Equity ratio	*34.7%*	*32.6%*	-
Number of employees	1,398	1,325	5.5%

New products

The work to finalize the development of Eridan™, the next generation of cancer diagnostic systems, is progressing according to plan. For our customers – hospital and diagnostic laboratories – *Eridan™ represents an optimization and major efficiency improvement of work processes.* The system has attracted considerable attention at trade fairs and among the customers who participate in testing the new system (beta sites).

DakoCytomation's new flow cytometer, CyAn™ ADP, launched in 2004, has been well received by customers. In the first six months we launched new optics and software, which further improve the performance and user friendliness of the system.

One of DakoCytomation's focal areas is pharmDx™. The pharmDx™ products are diagnostic kits which are used for selection of patients for a specific medical treatment or for monitoring how well a specific treatment works. In the first six months, DakoCytomation received FDA approvals to sell the products *HER2* FISH pharmDx™, ER/PR pharmDx™ and c-Kit pharmDx™ on the US market. The three products are used to determine treatment of breast cancer patients and patients with cancer in the gastro intestinal system.

Expansion of production capacity

DakoCytomation opened new production facilities in Glostrup, Denmark and Fort Collins, Colorado during the first six months. In Glostrup the facilities for the production of reagents were expanded by 12,000 square meters, and in Fort Collins the instrument production facilities were increased by 3,700 square meters.

Collaborative agreement with Clarient, Inc.

As part of DakoCytomation's strategy of offering new, sophisticated system solutions for the cancer diagnostics market, DakoCytomation signed a strategic development and sales agreement with US-based Clarient, Inc. (NASDAQ: CLRT). Under the agreement, which was signed in July, DakoCytomation will begin to sell Clarient's system for virtual microscopy and image analysis (ACIS II) already this year to complement DakoCytomation's range of automated diagnostic equipment. In the longer term, the agreement gives DakoCytomation the rights to distribute a further developed version of the system.

Management changes

Jes Østergaard resigned as CEO of DakoCytomation A/S on 1 August 2005. Patrik Dahlén, who has been a member of the Board of Directors since 2003, is now acting CEO until a permanent replacement is appointed. Jes Østergaard will continue as a consultant to the management of DakoCytomation A/S for a period of time.

As of 1 June 2005, Rolf Ehrnström was appointed Corporate Vice President of R&D. He comes from Gyros AB, where he has been Vice President of R&D since 2000.

Press contact

DakoCytomation A/S,
Produktionsvej 42, DK-2600 Glostrup, Denmark. Tel +45 4485 9500

Anne Thommesen, Communications Manager
Tel +45 4063 9593

For news subscription please go to www.dakocytomation.com/news

To the shareholders of
DakoCytomation A/S

September 2005

We hereby call the shareholders of DakoCytomation A/S to an Extraordinary General Meeting on 23 September 2005 at 16.00 (CET). The Extraordinary General Meeting will take place at the registered office, Produktionsvej 42, DK-2600 Glostrup, Denmark.

Please note that shareholders may only attend and vote at the Extraordinary General Meeting if they present an Admission Card. Shareholders who cannot present an Admission Card will consequently not be able to participate in the Extraordinary General Meeting.

Enclosed please find a form for requesting an Admission Card for the Extraordinary General Meeting, which will only be issued to the Company's shareholders or their representatives. By registration on or before 16 September 2005 you are entitled to be accompanied by up to one named guest/advisor.

Should you wish not to attend the Extraordinary General Meeting or should you not want to vote, you may authorize a representative to vote on your behalf by completing the Proxy on the reverse side of the requisition form.

Request for Admission Card and Proxy shall be sent to Nordea, Issuer Services, 0900 Copenhagen C, Denmark, in the enclosed stamped addressed envelope, and shall be received no later than 16 September 2005 at 16.00 (CET). Admission Card can also be ordered through the Company's website www.dakocytomation.com.

Shareholders or representatives with a Proxy to vote will subsequently receive Admission Card and ballot by post.

If you have registered for the General Meting but have not received your Admission Card with ballot it can be reprinted on the day of the Extraordinary General Meeting between 15.00 - 16.00 (CET) at the Company's offices, Produktionsvej 42, DK-2600 Glostrup, Denmark.

The agenda with the full wording of the proposals is enclosed, and this document together with the present Articles of Association will be made available for inspection by the shareholders at the Company's offices at Produktionsvej 42, DK-2600 Glostrup, Denmark, no later than 8 days before the Extraordinary General Meeting.

Please note that there will not be a buffet following the meeting.

Yours sincerely
DakoCytomation A/S

Board of Directors

NOTICE TO THE SHAREHOLDERS OF

THE EXTRAORDINARY GENERAL MEETING AGENDA

DakoCytomation A/S

Extraordinary General Meeting will be held on Friday, 23 September 2005 at 4 pm (CET) in

DakoCytomation A/S' cafeteria, Produktionsvej 42, DK-2600 Glostrup

AGENDA

1. Proposal by the Board of Directors to be adopted at the Extraordinary General Meeting

   A. Motion to change the Articles of Association

      A-1 Motion to change the Company name from DakoCytomation A/S to Dako A/S; Article 1.1

      A-2 Motion to add DakoCytomation A/S as secondary name of the Company; Article 1.2

      A-3 Motion to extend the authorization given to the Board of Directors to issue warrants to the employees of the Company and its subsidiaries by five years; Article 3.B.1

---ooOoo---

FULL WORDING OF THE PROPOSALS

Re item 1. on the Agenda:
Proposals from the Board to be adopted at the Extraordinary General Meeting:

A Motion to change the Articles of Association

A-1 Motion to change the Company name from DakoCytomation A/S to Dako A/S.

It is moved to amend the wording of Articles of Association art. 1.1. as follows:

Where the present wording is "The Company's name is DakoCytomation A/S" it is changed to *"The Company's name is Dako A/S"*.

A-2 Motion to add DakoCytomation A/S as secondary name of the Company.

Subsequently, Article 1.2 of the Articles of Association will be as follows:

"Secondary Name

In addition the Company carries on business under the secondary name DakoCytomation A/S (Dako A/S)."

The present Article 1.2 of the Articles of Association regarding Registered Office will hereafter be changed to Article 1.3.

A-3 Motion to extend the authorization given to the Board of Directors to issue warrants to employees of the Company and its subsidiaries by five years.

It is moved to amend the wording of Articles of Association article 3.B.1. as follows:

Where the present wording is "19 March 2005" wording is amended to *"19 March 2010"*.

---ooOoo---

Glostrup, 5 September 2005

On behalf of the Board of Directors of DakoCytomation A/S

Sonnich Fryland
Chairman of the Board of Directors

DakoCytomation

[redacted]

RECEIVED
2005 MAY -1 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please forward to:

Nordea Bank Danmark A/S
Issuer Services, HH
Box 850
DK - 0900 København C

REQUEST FOR ADMISSION CARD

(It is possible to order admission cards on DakoCytomation's web-site www.DakoCytomation.com)

for the Extraordinary General Meeting of DakoCytomation A/S on September 23 2005 at 16.00 (CET)

___ please forward admission card and ballot paper for the Extraordinary General Meeting of DakoCytomation to the undersigned

___ please also forward admission card for:

(name of consultant)...

(please use capitals)

....,the..2005

....

(shareholder's signature)

Nordea Bank Danmark A/S disclaims liability for any delays in the mailing of admission cards

PROXY

I, the undersigned shareholder in DakoCytomation A/S authorize

___ the Chairman of the Board, or any person that he may designate

or

___ ....

....

(name and address of proxy – please use capitals)

on my/our behalf to attend the Company's Extraordinary General Meeting on September 23 2005 and exercise the right to vote attached to the shares owned by me/us recorded in the Register of Shareholders.

....,the..2005

....

(Shareholders' signature)

Please send the entire form

In order to ensure correct procedure, please do not detach any part of the form but forward the **entire sheet** to Nordea Bank Danmark A/S, Issuer Services, 0900 København C, Denmark, **no later than September 16 2005 at 16.00 (CET). Telefax + 45 – 33 33 10 31**

Copy of admission card for the extraordinary general meeting in DakoCytomation A/S, 23 september 2005.

The document is an example of the admission card for the extraordinary general meeting in DakoCytomation A/S held on 23 September 2005.

The admission card contains a separate voting sheet for each item on the agenda eligible for a vote and states the total share capital the shareholder represents and the total number of votes.

Formanden for bestyrelsen
DakoCytomation A/S

Her

Adgangskort nr. 0009999

Ekstraordinær generalforsamling
DakoCytomation A/S

CVR.nr. 26 51 99 50

Fredag den 23.09.2005 kl. 16.00

DakoCytomation A/S
Produktionsvej 42
2600 Glostrup

Repræsenteret kapital
11.478.876,00

Antal stemmer
5.739.438

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr. 1

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr. 2

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr.

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr. 4

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr. 5

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr. 6

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr. 7

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

DAKOCYTOMATION A/S 23.09.2005
Stemmeseddel nr. 8

Repræsenteret kapital *11.478.876,00*
Antal stemmer *5.739.438*

For Imod

452802 04.99

Minutes of extraordinary general meeting in DakoCytomation A/S, 23 September 2005

The document is the Danish minutes of the extraordinary general meeting in DakoCytomation A/S held on 23 September 2005. The document was filed with the Danish Commerce and Companies Agency shortly after the general meeting.

The agenda for the meeting was:

1. Proposal to amend the company's articles of association to change the company name to Dako A/S; to have DakoCytomation A/S as a secondary name and to extend the authorisation to issue warrants to the company's employees.

The proposal on the agenda was resolved unanimously and with all votes present.

Den 23. september 2005 kl. 16:00 afholdtes ekstraordinær generalforsamling i

DakoCytomation A/S
CVR-nr. 26 51 99 50

på selskabets kontor Produktionsvej 42, 2600 Glostrup.

I overensstemmelse med Selskabets vedtægter havde Selskabets bestyrelse udpeget advokat Søren Meisling til dirigent for generalforsamlingen.

Dirigenten fremhævede, at indkaldelsen til generalforsamlingen havde angivet en frist for tilmelding, som var snævrere end den i vedtægterne og aktieselskabsloven foreskrevne. Forholdet var imidlertid straks blevet berigtiget derved, at alle, der havde søgt om adgangskort til og med mandag den 19. september 2005, havde modtaget sådanne.

Med disse bemærkninger fastslog dirigenten med generalforsamlingens enstemmige tilslutning, at denne var lovligt indvarslet og lovligt kunne afholdes med følgende

Dagsorden

A Forslag fra bestyrelsen om ændring af Selskabets vedtægter

- A-1 Forslag om ændring af Selskabets navn fra DakoCytomation A/S til Dako A/S
- A-2 Forslag om tilføjelse af binavnet DakoCytomation A/S; pkt. 1.2
- A-3 Forslag om forlængelse af bestyrelsens bemyndigelse til at udstede warrants til Selskabets medarbejdere og dets datterselskaber med fem år; pkt. 3.B.1

Ad A-1 Ændring af Selskabets navn

Formanden motiverede bestyrelsens forslag til ændring af selskabets navn.

Forslaget vedtoges enstemmigt og med alle tilstedeværende stemmer.

Ad A-2 Tilføjelse af binavn

Formanden motiverede bestyrelsens forslag om selskabets antagelse af det hidtidige navn som binavn.

Forslaget vedtoges enstemmigt og med alle tilstedeværende stemmer.

Ad A-3 Forlængelse af bemyndigelse

Dirigenten forelagde bestyrelsens forslag om forlængelse af bestyrelsens bemyndigelse i vedtægternes § 3.B.1 til at udstede warrants til koncernens medarbejdere med fem år og fremhævede med henvisning til de fuldstændige forslag, at bemyndigelsen var foreslået at løbe til den 19. marts 2010.

Forslaget vedtoges enstemmigt og med alle tilstedeværende stemmer.

*****

Således passeret.

Som dirigent:

Søren Meisling

Bestyrelsens formand

Sonnich Fryland

g:\013531-0056\000003

Dako

To the Employee Option Holders in Dako A/S

Clarification of Plan for Stock Option Program

The Board of Directors and Management continually review the many legal and statutory documents in place in the Company to ensure that we are in compliance with laws and regulations, and with good corporate governance, and if it is found appropriate such documents are from time to time updated or amended.

The Board of Directors of Dako A/S has decided, at a meeting held on 10 October 2005, to amend Article 1.3 of the employee option plans in Dako A/S by adding the below section in order to clarify the meaning of this provision of the plan.

Article 1.3 of the 2002 and 2003 option plans reads as follows:

> *"The Board of Directors are at their discretion entitled to amend the option programme, provided however that such amendments are in compliance with Danish employment law and the authorisation granted by the shareholders in May 2002."*

Article 1.3 of the 2004 option plan reads as follows:

> *"The Board of Directors are at their discretion entitled to amend this plan, provided however that such amendments are in compliance with Danish employment law and article 3B.2 of the Company's Articles of Association."*

Article 3B.2 of the Company's Articles of Association defines certain conditions that govern the exercise price and exercise periods of such options that the Board is authorized to grant..

Article 1.4 of the Plan for Cytomation Stock Option Program in DakoCytomation A/S reads as follows:

> *"The Board of Directors are at their discretion entitled to amend the Plan, provided however that such amendments are in compliance with the authorization granted by the shareholders of the Company in May 2002, and further provided that such amendments as a whole do not significantly impair the rights of the Holder".*

Following consultation with Dako's external legal counsel the Board has decided to make a general clarification by adding the following to article 1.3 (Cytomation Plan 1.4):

> "For clarification purposes, this discretion entitles the Board of Directors to withdraw, annul or amend options granted, if such grant (i) exposes the Company to non-compliance of any applicable law and regulation in the jurisdictions where the Company conducts business or the employees are resident or (ii) subjects the Company to burdensome compliance requirements (e.g. compliance requirements that in a material way deviate from compliance requirements under Danish law and Danish standards of corporate governance) in the jurisdictions where the Company conducts business or the employees are resident."

This clarification applies to the following option plans:

- 2002 Plan for Stock Option Program
- Warrant Plans for Assumed Cytomation Options
- 2003 Plan for Stock Option Program
- 2004 Plan for Stock Option Program

Dako

Copenhagen, 26 October 2005

Sonnich Fryland
Chairman of the Board

Kurt Anker Nielsen
Chairman of the Audit Committee

Bech-Bruun Dragsted

7 March 2005

VEDTÆGTER
for

DakoCytomation A/S
(CVR-nr. 26 51 99 50)
("Selskabet")
-- oo0oo –

ARTICLES OF ASSOCIATION
of

DakoCytomation A/S
(CVR No. 26 51 99 50)
("the Company")
-- oo0oo –

§ 1. Selskabets navn og hjemsted

1.1 Navn

Selskabets navn er DakoCytomation A/S.

1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

§ 1. Name and Registered Office

1.1 Name

The Company's name is DakoCytomation A/S.

1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

§ 2. Selskabets formål

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

§ 2. Object

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

§ 3. Selskabets kapital

3.1 Aktiekapitalens størrelse

Selskabets aktiekapital er 77.369.312 kr.

§ 3. Share Capital

3.1 Amount

The share capital of the Company is

DKK 77,369,312.

3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktieklasser.

3.2 One Class of Shares

The share capital is not divided into different classes of shares.

§ 3.A.1 Bemyndigelse til at udvide aktiekapitalen

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

§ 3.A.1 Authorisation to Increase the Share Capital

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any pre-emption rights on the Company's existing shareholders.

3.A.2 Bemyndigelse til at udstede konvertible obligationer

§ 3.A.2 Authorisation to Issue Convertible Corporate Bonds

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer *ikke må* være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbe-

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall *not be* lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds,

myndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.3 Bemyndigelse til at udstede tegningsoptioner (warrants)

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger

§ 3.A.3 Authorisation to Issue Warrants

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all

og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the exercise price. The capital increase may be effected without granting preemption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.4 Aktiestatus

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

§ 3.A.4 Share Status

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.1 Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)

Bestyrelsen er i perioden indtil 19. marts 2005 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

§ 3.B.1 Increase of the Share Capital and Issue of Warrants

In the period until 19. March 2005 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring pre-emption rights upon the existing shareholders.

§ 3.B.2 Begrænsninger i bemyndigelsen

Bemyndigelsen er underkastet følgende begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale

§ 3.B.2 Limitations to the Authorisations

The authorisation is subject to the following limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value)

om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

§ 3.B.3 Aktiestatus

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter

§ 3.B.3 Share Status

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for

vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.4 Ændringer i vedtægter

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 Amendments to the Articles of Association

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

§ 3.C Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002 (2002-program)

§ 3.C.1 Antal og betaling

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.2 Udnyttelseskurs

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.3 Udnyttelse

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

§ 3.C.4 Fremgangsmåde ved udnyttelse

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse

§ 3.C Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002 (2002 program)

§ 3.C.1 Quantity and Consideration

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 Exercise Price

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 Exercise

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 Procedure of Exercise

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the

(tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.C.5 Kapitalforhøjelse

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.C.5 Capital Increase

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.C.6 Bortfald

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

§ 3.C.6 Expiration

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

Ved Medarbejderens fratræden eller død gælder der køberettigheder, jf. § 3.C.8.

§ 3.C.7 Ændringer i vilkårene

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regn-

In case of the Employee's resignation or death, call options apply, cf. article 3.C.8.

§ 3.C.7 Amendment of the Terms and Conditions

(1) Where the Employee wishes to exercise his warrants after

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more

skabsår på mere end 25 % af aktiekapitalen,

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

§ 3.C.8 Overdragelse og pantsætning

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet

than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.C.8 Transfer and Pledging

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

fremgår af nedenfor.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsespe-

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any

rioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning

§ 3.C.8, stk. 2 er ikke gældende.

§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law

Article 3.C.8(2) does not apply.

§ 3.C.10 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

§ 3.C.10 Complete Warrant Program 2002

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)

§ 3.D.1 Udstedelse af tegningsoptioner

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

§ 3.D.2 Vilkår for udstedelsen

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)

§ 3.D.1 Issuance of Warrants

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

§ 3.D.2 Terms and Conditions of the Issuance

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

§ 3.D.3 Ændringer i kapitalstruktur

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

§ 3.D.3 Changes in Capital Structure

1) **Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, således at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

2) **Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier,

1) **Share Capital Increase and Issuance of Bonds and Warrants**

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

2) **Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of

der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

3) Opdeling, sammenlægning etc.

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

3) Subdivision, Combination, and etc.

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) Udbytte og tilbagekøb af aktier

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) Dividends and Share Buy Backs

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) **Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved udnyttelse af tegningsoptionerne.

5) **Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the warrants.

§ 3.D.4 Kapitalforhøjelse

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

§ 3.D.4 Capital Increase

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)

§ 3.E.1 Antal og betaling

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsinde-haverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

§ 3.E.2 Udnyttelseskurs

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie

§ 3.E Stock Options (Assumption of Cytomation warrants)

§ 3.E.1 Quantity and Consideration

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

§ 3.E.2 Exercise Price

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of

á kr. 2, som nærmere anført i Tildelingsmeddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

§ 3.E.3 Udnyttelse

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde andre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

§ 3.E.3 Exercise

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

§ 3.E.4 *Fremgangsmåde ved udnyttelse*

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.E.4 *Procedure of Exercise*

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.E.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.E.5 *Capital Increase*

ipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.E.6 *Bortfald*

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i

§ 3.E.6 *Expiration*

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

§ 3.E.7 Ændringer i vilkårene

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

§ 3.E.7 Amendment of the Terms and Conditions

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

the Holder shall be entitled to receive warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.E.8 Overdragelse og pantsætning

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel

§ 3.E.8 Transfer and Pledging

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing

børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.E.9 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

§ 3.E.9 Complete Warrant Program 2002

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003
(2003- program)

§ 3.F.1 Antal og betaling

Bestyrelsen har i april 2003 på baggrund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004
(2004-program)

§ 3.G.1 Antal og betaling

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af

§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003
(2003 program)

§ 3.F.1 Quantity and Consideration

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004
(2004 program)

§ 3.G.1 Quantity and Consideration

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of war-

tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

rants together with a plan for the warrant program 2004.

§ 4. Selskabets aktier

§ 4. Shares

4.1 Aktiernes udstedelse

4.1 Issue of Shares

Aktierne udstedes gennem Værdipapircentralen.

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

4.2 Nominal Amount

Aktiernes pålydende er kr. 2,00.

The nominal amount of each share is DKK 2.00.

4.3 Værdipapirstatus

4.3 Status

Aktierne er omsætningspapirer.

The shares are negotiable instruments.

4.4 Aktiebog

4.4 Share Register

Nordea Bank Danmark A/S skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

Nordea Bank Danmark A/S shall keep a register of all the shares in the Company (the Share Register).

4.5 Navnenotering

4.5 Registered Shares

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Stemmeret

4.6 Voting Right

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) Stemmeretten kan udøves ved

(2) The voting right may be exercised by

fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Omsættelighed

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

4.7 Negotiability

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Udbetaling af udbytte

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

4.8 Payment of Dividends

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

§ 5. Selskabets generalforsamling

5.1 Sted

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

5.2 Termin

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

§ 5. General Meetings

5.1 Place

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Deadline

The annual general meeting shall be held before the expiry of the month of May each

year.

5.3 Ekstraordinær generalforsamling

(1) Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne –

(i) besluttes af en generalforsamling, eller

(ii) skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen

samt, når det – som hensigtsmæssigt –

(iii) besluttes af bestyrelsen, eller

(iv) kræves af en revisor for Selskabet.

(2) Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet.

5.4 Indkaldelse

5.3 Extraordinary General Meetings

(1) An extraordinary general meeting shall be held when – for the consideration of a specific issue:-

(i) decided by a general meeting; or

(ii) demanded in writing by shareholders representing one-tenth of the share capital;

and when – being deemed appropriate:-

(iii) decided by the Board of Directors; or

(iv) demanded by an auditor of the company.

(2) Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand.

5.4 Notice

(1) Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet.

(1) The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting.

(2) Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær.

(2) The announcement shall include an agenda and shall be made by letter to each shareholder.

(3) I indkaldelsen skal angives, hvilke emner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

(3) Notices shall specify the issues to be considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

5.5. Admission Cards

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som ak-

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is

tionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Forslag fra aktionærerne

5.7 Shareholders' Proposals

(1) En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.

(1) All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.

(2) En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.

(2) All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.

5.8 Dagsorden

5.8 Agenda

På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:

At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:

(a) Beretning om Selskabets virksomhed.

(a) Report on the Company's activities during the past financial year.

(b) Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning.

(b) Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

(c) Meddelelse af decharge for bestyrelse og direktion.

(c) Decharge of the Board of Directors and the Board of Officers from their obligations.

(d) Forelæggelse af forslag om anvendelse

(d) Submission of proposal for allocation

af overskud eller dækning af tab i henhold til den godkendte årsrapport.

of profits or balancing of losses as shown in the annual report adopted.

(e) Valg af medlemmer til bestyrelsen.

(e) Election of Directors.

(f) Valg af revisor.

(f) Appointment of Auditor(s).

(g) Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B.

(g) Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B.

(h) Bemyndigelse til køb af egne aktier.

(h) Authorisation to buy own shares.

5.9 Dirigent

Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf.

5.9 Chairman

A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results.

5.10 Beslutningskompetence

På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen.

5.10 Competence

At general meetings only resolutions included on the agenda may be passed.

5.11 Stemmeflertal

Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter.

5.11 Majority of Votes

At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association.

5.12 Referat

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet

5.12 Minutes

The proceedings at general meetings shall be recorded in the Company's minute book,

skal underskrives af dirigenten og af bestyrelsens formand.

which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

§ 6. Selskabets bestyrelse

§ 6. Board of Directors

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal

(iii) The appointment of directors pursuant to article 6.1(2) is to be

nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be conditional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

6.2 Term of Office

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

(1) Bestyrelsen vælger blandt sine

6.3 Chairman and Vice Chairman

(1) The Board of Directors shall elect their

medlemmer en formand.

chairman from among themselves.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

6.4 Quorum

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

6.5 Majority of Votes

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

6.8 Remuneration

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company.

§ 7. Selskabets direktion

§ 7. Board of Officers

7.1 Sammensætning

7.1 Composition

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

7.2 Powers

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

7.3 Powers of Procuration

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

§ 8. Selskabets tegningsregel

§ 8. Signature Rules

Selskabet tegnes af formanden eller

The Company shall be bound by the joint

næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

§ 9. Selskabets revision

§ 9. Auditor(s)

9.1 Sammensætning

9.1 Composition

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

The audit shall be performed by one or two state-authorised public accountants.

9.2 Valgmåden

9.2 Appointment

Revisor vælges af den ordinære generalforsamling for et år ad gangen.

The auditor(s) shall be appointed by the annual general meeting for one year at a time.

9.3 Revisionsomfang

9.3 Audit Scope

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

§ 10. Selskabets regnskab

§ 10. Financial Statements

10.1 Regnskabsåret

10.1 Financial Year

Selskabets regnskabsår er kalenderåret.

The accounting year of the Company shall follow the calendar year.

10.2 Opgørelsesprincipper

10.2 Accounting Principles

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og under foretagelse af de efter bestyrelsens skøn fornødne

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of the Company and the depreciation, amortisations and

afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

10.3 Allocation of Profits or Balancing of Losses

Årets overskud/underskud sammen- lægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

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§§ 3.1 og 3.F.1 ændret i henhold til bestyrelsens beslutning af 20. august 2004 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 and 3.F.1 have been amended according to the resolution made by the Board of Directors on 20 August 2004 and according to authorisation, cf. article 3.B.

§ 3.G indsat i henhold til bestyrelsens beslutning af . 2004 og i henhold til bemyndigelse, jf. § 3.B.

Article 3.G inserted according to the resolution made by the Board of Directors on 20 August 2004 and according to authorisation, cf. article 3.B.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 7. marts 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 7 March 2005 and according to authorisation, cf. article 3.B.

I HENHOLD TIL BEMYNDIGELSE / ACCORDING TO AUTHORISATION



Søren Meisling

BECH-BRUUN

VEDTÆGTER FOR

DakoCytomation A/S
(CVR-nr. 26 51 99 50)
("Selskabet")
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ARTICLES OF ASSOCIATION OF

DakoCytomation A/S
(CVR No. 26 51 99 50)
("the Company")
--oo0oo--

§ 1.	**Selskabets navn og hjemsted**	**§ 1.**	**Name and Registered Office**
1.1	***Navn***	***1.1***	***Name***
	Selskabets navn er DakoCytomation A/S.		The Company's name is DakoCytomation A/S.
1.2	Hjemsted	1.2	Registered Office
	Selskabets hjemsted er Glostrup kommune.		The Company's registered office is situated in the municipality of Glostrup.
§ 2.	**Selskabets formål**	**§ 2.**	**Object**
	Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.		The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.
§ 3.	**Selskabets kapital**	**§ 3.**	**Share Capital**
3.1	***Aktiekapitalens størrelse***	***3.1***	***Amount***
	Selskabets aktiekapital er 77.577.778,00 kr.		The share capital of the Company is DKK 77,577,778.00.
3.2	En aktieklasse	3.2	One Class of Shares
	Aktiekapitalen er ikke opdelt i aktieklasser.		The share capital is not divided into different classes of shares.

§ 3.A.1 *Bemyndigelse til at udvide aktiekapitalen*

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

3.A.2 *Bemyndigelse til at udstede konvertible obligationer*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

§ 3.A.1 *Authorisation to Increase the Share Capital*

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any preemption rights on the Company's existing shareholders.

§ 3.A.2 *Authorisation to Issue Convertible Corporate Bonds*

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Ar-

ticles.

§ 3.A.3 *Bemyndigelse til at udstede tegningsoptioner (warrants)*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsopti-

§ 3.A.3 *Authorisation to Issue Warrants*

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increa-

onerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

se the capital shall be augmented by such additional share amount as is necessary because of the reduction of the exercise price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.4 Aktiestatus

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

§ 3.A.4 Share Status

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.1 Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)

Bestyrelsen er i perioden indtil 19. marts 2005 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

§ 3.B.1 Increase of the Share Capital and Issue of Warrants

In the period until 19. March 2005 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring pre-emption rights upon the existing shareholders.

§ 3.B.2 *Begrænsninger i bemyndigelsen*

Bemyndigelsen er underkastet følgende begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

§ 3.B.2 *Limitations to the Authorisations*

The authorisation is subject to the following limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

§ 3.B.3 *Aktiestatus*

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen be-

§ 3.B.3 *Share Status*

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the

stemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.4 Ændringer i vedtægter

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 Amendments to the Articles of Association

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

§ 3.C Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002

(2002-program)

§ 3.C.1 Antal og betaling

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.2 Udnyttelseskurs

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.3 Udnyttelse

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen

§ 3.C Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002

(2002 program)

§ 3.C.1 Quantity and Consideration

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 Exercise Price

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 Exercise

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines

udgør en overtrædelse af gældende love og regler.

that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 *Fremgangsmåde ved udnyttelse*

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.C.4 *Procedure of Exercise*

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.C.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.C.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.C.6 *Bortfald*

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede

§ 3.C.6 *Expiration*

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date

tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

of Expiry as defined in the Agreement.

Ved Medarbejderens fratræden eller død gælder der køberettigheder, jf. § 3.C.8.

In case of the Employee's resignation or death, call options apply, cf. article 3.C.8.

§ 3.C.7 Ændringer i vilkårene

§ 3.C.7 Amendment of the Terms and Conditions

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(1) Where the Employee wishes to exercise his warrants after

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee

rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(i) en fusion eller fission (spaltning) af Selskabet,

(ii) Selskabets likvidation eller

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) a merger or de-merger (division) of the Company;

(ii) the liquidation of the Company;

(iii) the occurrence of other similar changes in the capital structure of the Company;

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.C.8 *Overdragelse og pantsætning*

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets

§ 3.C.8 *Transfer and Pledging*

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price

regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning

§ 3.C.8, stk. 2 er ikke gældende.

§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law

Article 3.C.8(2) does not apply.

§ 3.C.10 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hoved-

§ 3.C.10 Complete Warrant Program 2002

The above terms reflect the principal

trækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)

§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)

§ 3.D.1 Udstedelse af tegningsoptioner

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

§ 3.D.1 Issuance of Warrants

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

§ 3.D.2 Vilkår for udstedelsen

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

§ 3.D.2 Terms and Conditions of the Issuance

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

§ 3.D.3 Ændringer i kapitalstruktur

1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner

I tilfælde af en kapitalforhøjelse, der

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

§ 3.D.3 Changes in Capital Structure

1) Share Capital Increase and Issuance of Bonds and Warrants

In case of a capital increase subscribed

tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, således at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

2) **Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

2) **Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

3) **Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende

3) **Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving enti-

selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

ty; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) **Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) **Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) **Omklassificeringer, etc.**

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine

5) **Reclassifications etc.**

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

6) Opsamlingsbestemmelse

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved udnyttelse af tegningsoptionerne.

6) Savings Clause

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the warrants.

§ 3.D.4 Kapitalforhøjelse

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

§ 3.D.4 Capital Increase

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)

§ 3.E Stock Options (Assumption of Cytomation warrants)

§ 3.E.1 Antal og betaling

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

§ 3.E.1 Quantity and Consideration

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

§ 3.E.2 Udnyttelseskurs

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de

§ 3.E.2 Exercise Price

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice.

udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

§ 3.E.3 Udnyttelse

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde andre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

§ 3.E.3 Exercise

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

§ 3.E.4 Fremgangsmåde ved udnyttelse

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.E.4 Procedure of Exercise

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.E.5 Kapitalforhøjelse

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.E.5 Capital Increase

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.E.6 Bortfald

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordnin-

§ 3.E.6 Expiration

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

gen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

§ 3.E.7 Ændringer i vilkårene

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kom-

§ 3.E.7 Amendment of the Terms and Conditions

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the

pensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

the Holder shall be entitled to receive warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.E.8 Overdragelse og pantsætning

§ 3.E.8 Transfer and Pledging

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the

de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price

pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.E.9 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

§ 3.E.9 Complete Warrant Program 2002

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)

§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)

§ 3.F.1 Antal og betaling

Bestyrelsen har i april 2003 på baggrund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

§ 3.F.1 Quantity and Consideration

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004

(2004-program)

§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004

(2004 program)

§ 3.G.1 Antal og betaling

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf.

§ 3.G.1 Quantity and Consideration

Under the authority granted in May 2002, cf. article 3.B, the Board of Direc-

vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

tors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

§ 4. Selskabets aktier

§ 4. Shares

4.1 Aktiernes udstedelse

4.1 Issue of Shares

Aktierne udstedes gennem Værdipapircentralen.

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

4.2 Nominal Amount

Aktiernes pålydende er kr. 2,00.

The nominal amount of each share is DKK 2.00.

4.3 Værdipapirstatus

4.3 Status

Aktierne er omsætningspapirer.

The shares are negotiable instruments.

4.4 Aktiebog

4.4 Share Register

Nordea Bank Danmark A/S skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

Nordea Bank Danmark A/S shall keep a register of all the shares in the Company (the Share Register).

4.5 Navnenotering

4.5 Registered Shares

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Stemmeret

4.6 Voting Right

(1) Til hvert aktiebeløb på kr. 2,00 er knyt-

(1) Each nominal share amount of DKK

tet én stemme.

2.00 carries one vote.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Omsættelighed

4.7 Negotiability

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Udbetaling af udbytte

4.8 Payment of Dividends

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

§ 5. Selskabets generalforsamling

§ 5. General Meetings

5.1 Sted

5.1 Place

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Termin

5.2 Deadline

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

The annual general meeting shall be held before the expiry of the month of May each year.

5.3	Ekstraordinær generalforsamling	5.3	Extraordinary General Meetings
(1)	Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne –	(1)	An extraordinary general meeting shall be held when – for the consideration of a specific issue:-
(i)	besluttes af en generalforsamling, eller	(i)	decided by a general meeting; or
(ii)	skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen,	(ii)	demanded in writing by shareholders representing one-tenth of the share capital;
	samt, når det – som hensigtsmæssigt –		and when – being deemed appropriate:-
(iii)	besluttes af bestyrelsen, eller	(iii)	decided by the Board of Directors; or
(iv)	kræves af en revisor for Selskabet.	(iv)	demanded by an auditor of the company.
(2)	Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet.	(2)	Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand.
5.4	Indkaldelse	5.4	Notice
(1)	Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet.	(1)	The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting.
(2)	Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær.	(2)	The announcement shall include an agenda and shall be made by letter to each shareholder.
(3)	I indkaldelsen skal angives, hvilke em-	(3)	Notices shall specify the issues to be

ner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.7 Forslag fra aktionærerne

(1) En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.

(2) En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.

5.8 Dagsorden

På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:

(a) Beretning om Selskabets virksomhed.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Shareholders' Proposals

(1) All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.

(2) All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.

5.8 Agenda

At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:

(a) Report on the Company's activities du-

			ring the past financial year.
(b)	Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning.	(b)	Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.
(c)	Meddelelse af decharge for bestyrelse og direktion.	(c)	Decharge of the Board of Directors and the Board of Officers from their obligations.
(d)	Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.	(d)	Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted.
(e)	Valg af medlemmer til bestyrelsen.	(e)	Election of Directors.
(f)	Valg af revisor.	(f)	Appointment of Auditor(s).
(g)	Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B.	(g)	Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B.
(h)	Bemyndigelse til køb af egne aktier.	(h)	Authorisation to buy own shares.
5.9	Dirigent	5.9	Chairman
	Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf.		A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results.
5.10	Beslutningskompetence	5.10	Competence
	På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen.		At general meetings only resolutions included on the agenda may be passed.
5.11	Stemmeflertal	5.11	Majority of Votes
	Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter.		At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association.

5.12 Referat

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

5.12 Minutes

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

§ 6. Selskabets bestyrelse

§ 6. Board of Directors

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Sel-

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its

skabet og dets danske datterselskaber.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

6.2 Valgperioder

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

6.3 Formand og næstformand

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

6.4 Beslutningsdygtighed

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

Danish subsidiaries.

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be conditional on the general meeting having elected at least 6 members to the Board of Directors.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Term of Office

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Chairman and Vice Chairman

(1) The Board of Directors shall elect their chairman from among themselves.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Quorum

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

6.5 Majority of Votes

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

6.9 Corporate Governance

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company.

§ 7. Selskabets direktion

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

§ 7. Board of Officers

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

§ 8. Selskabets tegningsregel

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

§ 8. Signature Rules

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

§ 9. Selskabets revision

9.1 Sammensætning

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

9.2 Valgmåden

Revisor vælges af den ordinære generalforsamling for et år ad gangen.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

§ 9. Auditor(s)

9.1 Composition

The audit shall be performed by one or two state-authorised public accountants.

9.2 Appointment

The auditor(s) shall be appointed by the annual general meeting for one year at a time.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

§ 10. Selskabets regnskab

10.1 Regnskabsåret

§ 10. Financial Statements

10.1 Financial Year

Selskabets regnskabsår er kalenderåret.

The accounting year of the Company shall follow the calendar year.

10.2 Opgørelsesprincipper

10.2 Accounting Principles

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

10.3 Allocation of Profits or Balancing of Losses

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

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§§ 3.1 og 3.F.1 ændret i henhold til bestyrelsens beslutning af 20. august 2004 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 and 3.F.1 have been amended according to the resolution made by the Board of Directors on 20 August 2004 and according to authorisation, cf. article 3.B.

§ 3.G indsat i henhold til bestyrelsens beslutning af . 2004 og i henhold til bemyndigelse, jf. § 3.B.

Article 3.G inserted according to the resolution made by the Board of Directors on 20 August 2004 and according to authorisation, cf. article

3.B.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 7. marts 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 7 March 2005 and according to authorisation, cf. article 3.B.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 29. august 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 29 August 2005 and according to authorisation, cf. article 3.B.

I HENHOLD TIL BEMYNDIGELSE / ACCORDING TO AUTHORISATION

Søren Meisling

VEDTÆGTER FOR

Dako A/S
(CVR-nr. 26 51 99 50)
("Selskabet")
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§ 1. Selskabets navn og hjemsted

1.1 Navn

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

§ 2. Selskabets formål

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

§ 3. Selskabets kapital

3.1 Aktiekapitalens størrelse

Selskabets aktiekapital er 77.577.778,00 kr.

3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktieklasser.

ARTICLES OF ASSOCIATION OF

Dako A/S
(CVR No. 26 51 99 50)
("the Company")
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§ 1. Name and Registered Office

1.1 Name

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

§ 2. Object

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

§ 3. Share Capital

3.1 Amount

The share capital of the Company is DKK 77,577,778.00.

3.2 One Class of Shares

The share capital is not divided into different classes of shares.

§ 3.A.1 Bemyndigelse til at udvide aktiekapitalen

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

3.A.2 Bemyndigelse til at udstede konvertible obligationer

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

§ 3.A.1 Authorisation to Increase the Share Capital

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any preemption rights on the Company's existing shareholders.

§ 3.A.2 Authorisation to Issue Convertible Corporate Bonds

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.3 *Bemyndigelse til at udstede tegningsoptioner (warrants)*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie-

§ 3.A.3 *Authorisation to Issue Warrants*

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is ne-

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

cessary because of the reduction of the exercise price. The capital increase may be effected without granting preemption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.4 Aktiestatus

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

§ 3.A.4 Share Status

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.1 Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

§ 3.B.1 Increase of the Share Capital and Issue of Warrants

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring preemption rights upon the existing shareholders.

§ 3.B.2 Begrænsninger i bemyndigelsen

Bemyndigelsen er underkastet følgen-

§ 3.B.2 Limitations to the Authorisations

The authorisation is subject to the fol-

de begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

§ 3.B.3 *Aktiestatus*

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

lowing limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

§ 3.B.3 *Share Status*

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be,

the subscription for shares in exchange for warrants.

§ 3.B.4 Ændringer i vedtægter

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 Amendments to the Articles of Association

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

§ 3.C Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002

(2002-program)

§ 3.C Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002

(2002 program)

§ 3.C.1 Antal og betaling

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.1 Quantity and Consideration

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 Udnyttelseskurs

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.2 Exercise Price

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 Udnyttelse

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

§ 3.C.3 Exercise

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 Fremgangsmåde ved udnyttelse

§ 3.C.4 Procedure of Exercise

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.C.5 Kapitalforhøjelse

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.C.5 Capital Increase

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.C.6 Bortfald

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

§ 3.C.6 Expiration

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

or death, call options apply, cf. article 3.C.8.

§ 3.C.7 *Ændringer i vilkårene*

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

§ 3.C.7 *Amendment of the Terms and Conditions*

(1) Where the Employee wishes to exercise his warrants after

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2)	Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med	(2)	Where one or more warrants are exercised subsequent to or in connection with
(i)	en fusion eller fission (spaltning) af Selskabet,	(i)	a merger or de-merger (division) of the Company;
(ii)	Selskabets likvidation eller	(ii)	the liquidation of the Company;
(iii)	andre tilsvarende ændringer i Selskabets kapitalstruktur,	(iii)	the occurrence of other similar changes in the capital structure of the Company;
	er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.		the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.
§ 3.C.8	***Overdragelse og pantsætning***	***§ 3.C.8***	***Transfer and Pledging***
(1)	Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.	(1)	The warrants cannot be transferred, pledged or taken in execution, save as provided for below.
(2)	Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in-	(2)	In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning

§ 3.C.8, stk. 2 er ikke gældende.

§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law

Article 3.C.8(2) does not apply.

§ 3.C.10 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

§ 3.C.10 Complete Warrant Program 2002

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)

§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)

§ 3.D.1 Udstedelse af tegningsoptioner

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

§ 3.D.1 Issuance of Warrants

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

§ 3.D.2 Vilkår for udstedelsen

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende

§ 3.D.2 Terms and Conditions of the Issuance

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emption rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

§ 3.D.3 Ændringer i kapitalstruktur

1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

§ 3.D.3 Changes in Capital Structure

1) Share Capital Increase and Issuance of Bonds and Warrants

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

2) **Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

3) **Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

2) **Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

3) **Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) **Udbytte og tilbagekøb af aktier**

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) **Dividends and Share Buy Backs**

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) ***Omklassificeringer, etc.***

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

5) ***Reclassifications etc.***

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved udnyttelse af tegningsoptionerne.

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the warrants.

§ 3.D.4 *Kapitalforhøjelse*

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

§ 3.D.4 *Capital Increase*

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)

§ 3.E Stock Options (Assumption of Cytomation warrants)

§ 3.E.1 Antal og betaling

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

§ 3.E.1 Quantity and Consideration

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

§ 3.E.2 Udnyttelseskurs

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

§ 3.E.2 Exercise Price

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

§ 3.E.3 Udnyttelse

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde andre love og regler, som gælder for teg-

§ 3.E.3 Exercise

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply with other laws and regulations appli-

ningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

cable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

§ 3.E.4 *Fremgangsmåde ved udnyttelse*

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.E.4 *Procedure of Exercise*

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.E.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.E.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.E.6 **Bortfald**

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

§ 3.E.6 **Expiration**

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

§ 3.E.7 **Ændringer i vilkårene**

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de teg-

§ 3.E.7 **Amendment of the Terms and Conditions**

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted preemption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants compri-

ningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

sed by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at modtage tegningsoptioner i Selskabet

the Holder shall be entitled to receive warrants in the Company at a new price

til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.E.8 Overdragelse og pantsætning

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

§ 3.E.8 Transfer and Pledging

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

§ 3.E.9 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)

§ 3.F.1 Antal og betaling

Bestyrelsen har i april 2003 på bag-

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.E.9 Complete Warrant Program 2002

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)

§ 3.F.1 Quantity and Consideration

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004

(2004-program)

§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004

(2004 program)

§ 3.G.1 Antal og betaling

§ 3.G.1 Quantity and Consideration

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

§ 4. Selskabets aktier

§ 4. Shares

4.1 Aktiernes udstedelse

4.1 Issue of Shares

Aktierne udstedes gennem Værdipapircentralen.

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

4.2 Nominal Amount

Aktiernes pålydende er kr. 2,00.

The nominal amount of each share is

DKK 2.00.

4.3	Værdipapirstatus	4.3	Status
	Aktierne er omsætningspapirer.		The shares are negotiable instruments.
4.4	Aktiebog	4.4	Share Register
	Nordea Bank Danmark A/S skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).		Nordea Bank Danmark A/S shall keep a register of all the shares in the Company (the Share Register).
4.5	Navnenotering	4.5	Registered Shares
	Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.		The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.
4.6	Stemmeret	4.6	Voting Right
(1)	Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.	(1)	Each nominal share amount of DKK 2.00 carries one vote.
(2)	Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.	(2)	The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.
4.7	Omsættelighed	4.7	Negotiability
	Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.		The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.
4.8	Udbetaling af udbytte	4.8	Payment of Dividends
	Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer,		Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders re-

der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

§ 5. Selskabets generalforsamling

5.1 Sted

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

5.2 Termin

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

5.3 Ekstraordinær generalforsamling

(1) Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne –

(i) besluttes af en generalforsamling, eller

(ii) skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen,

samt, når det – som hensigtsmæssigt –

(iii) besluttes af bestyrelsen, eller

(iv) kræves af en revisor for Selskabet.

(2) Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er mod-

gistered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

§ 5. General Meetings

5.1 Place

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Deadline

The annual general meeting shall be held before the expiry of the month of May each year.

5.3 Extraordinary General Meetings

(1) An extraordinary general meeting shall be held when – for the consideration of a specific issue:-

(i) decided by a general meeting; or

(ii) demanded in writing by shareholders representing one-tenth of the share capital;

and when – being deemed appropriate:-

(iii) decided by the Board of Directors; or

(iv) demanded by an auditor of the company.

(2) Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decisi-

taget af Selskabet.

on to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand.

5.4 Indkaldelse

(1) Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet.

(2) Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær.

(3) I indkaldelsen skal angives, hvilke emner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

5.4 Notice

(1) The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting.

(2) The announcement shall include an agenda and shall be made by letter to each shareholder.

(3) Notices shall specify the issues to be considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is re-

For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

gistered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Forslag fra aktionærerne

(1) En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.

5.7 Shareholders' Proposals

(1) All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.

(2)	En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.	(2)	All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.
5.8	Dagsorden	5.8	Agenda
	På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:		At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:
(a)	Beretning om Selskabets virksomhed.	(a)	Report on the Company's activities during the past financial year.
(b)	Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning.	(b)	Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.
(c)	Meddelelse af decharge for bestyrelse og direktion.	(c)	Decharge of the Board of Directors and the Board of Officers from their obligations.
(d)	Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.	(d)	Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted.
(e)	Valg af medlemmer til bestyrelsen.	(e)	Election of Directors.
(f)	Valg af revisor.	(f)	Appointment of Auditor(s).
(g)	Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B.	(g)	Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B.
(h)	Bemyndigelse til køb af egne aktier.	(h)	Authorisation to buy own shares.
5.9	Dirigent	5.9	Chairman
	Forhandlingerne på generalforsamlin-		A Chairman appointed by the Board of

gen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf.

Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results.

5.10 Beslutningskompetence

På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen.

5.10 Competence

At general meetings only resolutions included on the agenda may be passed.

5.11 Stemmeflertal

Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter.

5.11 Majority of Votes

At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association.

5.12 Referat

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

5.12 Minutes

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

§ 6. Selskabets bestyrelse

§ 6. Board of Directors

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout

hele det forudgående år.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

6.2 Valgperioder

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

6.3 Formand og næstformand

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

the year immediately preceding the appointment.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be conditional on the general meeting having elected at least 6 members to the Board of Directors.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Term of Office

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Chairman and Vice Chairman

(1) The Board of Directors shall elect their chairman from among themselves.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

6.4 Quorum

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

6.5 Majority of Votes

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

6.6 Rules of Procedure

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

6.7 Minutes

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for

6.9 Corporate Governance

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the

Selskabet.

§ 7. **Selskabets direktion**

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

§ 8. **Selskabets tegningsregel**

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

§ 9. **Selskabets revision**

9.1 Sammensætning

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

9.2 Valgmåden

Revisor vælges af den ordinære gene-

Company.

§ 7. **Board of Officers**

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

§ 8. **Signature Rules**

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

§ 9. **Auditor(s)**

9.1 Composition

The audit shall be performed by one or two state-authorised public accountants.

9.2 Appointment

The auditor(s) shall be appointed by the

ralforsamling for et år ad gangen.

annual general meeting for one year at a time.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

§ 10. Selskabets regnskab

§ 10. Financial Statements

10.1 Regnskabsåret

Selskabets regnskabsår er kalenderåret.

10.1 Financial Year

The accounting year of the Company shall follow the calendar year.

10.2 Opgørelsesprincipper

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

10.2 Accounting Principles

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Disponering af årets overskud/underskud

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

10.3 Allocation of Profits or Balancing of Losses

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

--oo0oo--

Således vedtaget på ekstraordinær generalforsamling den 23. september 2005

Søren Meisling

Bestyrelsens formand

Sonnich Fryland

--oo0oo--

Adopted at the extraordinary general meeting on 23 September 2005

BECH-BRUUN

13 October 2005

VEDTÆGTER FOR

Dako A/S
(CVR-nr. 26 51 99 50)
("Selskabet")
--oo0oo--

§ 1. Selskabets navn og hjemsted

1.1 Navn

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

§ 2. Selskabets formål

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

§ 3. Selskabets kapital

3.1 Aktiekapitalens størrelse

Selskabets aktiekapital er 77.779.060,00 kr.

3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktieklasser.

ARTICLES OF ASSOCIATION OF

Dako A/S
(CVR No. 26 51 99 50)
("the Company")
--oo0oo--

§ 1. Name and Registered Office

1.1 Name

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

§ 2. Object

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

§ 3. Share Capital

3.1 Amount

The share capital of the Company is DKK 77,779,060.00.

3.2 One Class of Shares

The share capital is not divided into different classes of shares.

§ 3.A.1 Bemyndigelse til at udvide aktiekapitalen

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

3.A.2 Bemyndigelse til at udstede konvertible obligationer

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nominelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr.

§ 3.A.1 Authorisation to Increase the Share Capital

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any preemption rights on the Company's existing shareholders.

§ 3.A.2 Authorisation to Issue Convertible Corporate Bonds

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK

32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.3 *Bemyndigelse til at udstede tegningsoptioner (warrants)*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktie-

§ 3.A.3 *Authorisation to Issue Warrants*

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is ne-

beløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

cessary because of the reduction of the exercise price. The capital increase may be effected without granting preemption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.4 Aktiestatus

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

§ 3.A.4 Share Status

New shares issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.1 Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

§ 3.B.1 Increase of the Share Capital and Issue of Warrants

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring preemption rights upon the existing shareholders.

§ 3.B.2 Begrænsninger i bemyndigelsen

Bemyndigelsen er underkastet følgen-

§ 3.B.2 Limitations to the Authorisations

The authorisation is subject to the fol-

de begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

§ 3.B.3 *Aktiestatus*

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

lowing limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

§ 3.B.3 *Share Status*

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be,

the subscription for shares in exchange for warrants.

§ 3.B.4 *Ændringer i vedtægter*

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 *Amendments to the Articles of Association*

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

§ 3.C **Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002 (2002-program)**

§ 3.C **Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002 (2002 program)**

§ 3.C.1 *Antal og betaling*

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.1 *Quantity and Consideration*

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 *Udnyttelseskurs*

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.2 *Exercise Price*

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 *Udnyttelse*

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

§ 3.C.3 *Exercise*

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 *Fremgangsmåde ved udnyttelse*

§ 3.C.4 *Procedure of Exercise*

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.C.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.C.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.C.6 *Bortfald*

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

Ved Medarbejderens fratræden eller

§ 3.C.6 *Expiration*

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

In case of the Employee's resignation

død gælder der køberettigheder, jf. § 3.C.8.

or death, call options apply, cf. article 3.C.8.

§ 3.C.7 Ændringer i vilkårene

§ 3.C.7 Amendment of the Terms and Conditions

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(1) Where the Employee wishes to exercise his warrants after

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Aftalen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

(iii) the occurrence of other similar changes in the capital structure of the Company;

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.C.8 Overdragelse og pantsætning

§ 3.C.8 Transfer and Pledging

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte in-

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered

dre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning

§ 3.C.8, stk. 2 er ikke gældende.

§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law

Article 3.C.8(2) does not apply.

§ 3.C.10 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

§ 3.C.10 Complete Warrant Program 2002

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)

§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)

§ 3.D.1 Udstedelse af tegningsoptioner

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

§ 3.D.1 Issuance of Warrants

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

§ 3.D.2 Vilkår for udstedelsen

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.

For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende

§ 3.D.2 Terms and Conditions of the Issuance

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emptiion rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.

As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after

pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.

which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.

Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og

The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and

(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.

(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.

§ 3.D.3 Ændringer i kapitalstruktur

§ 3.D.3 Changes in Capital Structure

1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner

1) Share Capital Increase and Issuance of Bonds and Warrants

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, såle-

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

des at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

2) Nedsættelse af aktiekapitalen

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

3) Opdeling, sammenlægning etc.

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusionerer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

2) Share Capital Decrease

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

3) Subdivision, Combination, and etc.

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) Udbytte og tilbagekøb af aktier

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) Dividends and Share Buy Backs

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) Omklassificeringer, etc.

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

5) Reclassifications etc.

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to such event and had participated in such event as a holder of shares.

6) Opsamlingsbestemmelse

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved udnyttelse af tegningsoptionerne.

6) Savings Clause

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the warrants.

§ 3.D.4	***Kapitalforhøjelse***	**§ 3.D.4**	***Capital Increase***
	Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:		The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:
(i)	Selskabets aktionærer skal ikke have ret til fortegning;	(i)	the shareholders in the Company shall not be granted pre-emption rights;
(ii)	der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;	(ii)	no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;
(iii)	aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;	(iii)	the shares shall be negotiable instruments issued through the Danish VP Securities Services;
(iv)	aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;	(iv)	the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;
(v)	aktierne skal ikke være underlagt nogen indløsningpligt;	(v)	the shares shall not be subject to any duty of redemption;
(vi)	der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;	(vi)	no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;
(vii)	ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;	(vii)	the right to receive dividend and other rights in the Company shall apply as from the time of subscription;
(viii)	Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;	(viii)	the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

§ 3.E **Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)**

§ 3.E.1 Antal og betaling

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

§ 3.E.2 Udnyttelseskurs

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller 37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

§ 3.E.3 Udnyttelse

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde andre love og regler, som gælder for teg-

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

§ 3.E **Stock Options (Assumption of Cytomation warrants)**

§ 3.E.1 Quantity and Consideration

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

§ 3.E.2 Exercise Price

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50, 22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

§ 3.E.3 Exercise

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply with other laws and regulations appli-

ningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

cable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

§ 3.E.4 *Fremgangsmåde ved udnyttelse*

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.E.4 *Procedure of Exercise*

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.E.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.E.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.E.6 *Bortfald*

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

§ 3.E.6 *Expiration*

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Grant Notice.

§ 3.E.7 *Ændringer i vilkårene*

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de teg-

§ 3.E.7 *Amendment of the Terms and Conditions*

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted preemption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants compri-

ningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

sed by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at modtage tegningsoptioner i Selskabet

the Holder shall be entitled to receive warrants in the Company at a new price

til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

(or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.E.8 Overdragelse og pantsætning

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

§ 3.E.8 Transfer and Pledging

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above, warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.E.9 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

§ 3.E.9 Complete Warrant Program 2002

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)

§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)

§ 3.F.1 Antal og betaling

Bestyrelsen har i april 2003 på bag-

§ 3.F.1 Quantity and Consideration

Under the authority granted in May

grund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004

(2004-program)

§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004

(2004 program)

§ 3.G.1 Antal og betaling

Bestyrelsen har i august 2004 på baggrund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

§ 3.G.1 Quantity and Consideration

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

§ 4. Selskabets aktier

§ 4. Shares

4.1 Aktiernes udstedelse

Aktierne udstedes gennem Værdipapircentralen.

4.1 Issue of Shares

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

Aktiernes pålydende er kr. 2,00.

4.2 Nominal Amount

The nominal amount of each share is

DKK 2.00.

4.3 Værdipapirstatus

Aktierne er omsætningspapirer.

4.4 Aktiebog

Nordea Bank Danmark A/S skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

4.5 Navnenotering

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

4.6 Stemmeret

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

4.7 Omsættelighed

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

4.8 Udbetaling af udbytte

Udbytte udbetales med frigørende virkning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer,

4.3 Status

The shares are negotiable instruments.

4.4 Share Register

Nordea Bank Danmark A/S shall keep a register of all the shares in the Company (the Share Register).

4.5 Registered Shares

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Voting Right

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Negotiability

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Payment of Dividends

Dividends shall be paid in full discharge to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders re-

der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

gistered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

§ 5. Selskabets generalforsamling

§ 5. General Meetings

5.1 Sted

5.1 Place

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Termin

5.2 Deadline

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

The annual general meeting shall be held before the expiry of the month of May each year.

5.3 Ekstraordinær generalforsamling

5.3 Extraordinary General Meetings

(1) Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne –

(i) besluttes af en generalforsamling, eller

(ii) skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen,

samt, når det – som hensigtsmæssigt –

(iii) besluttes af bestyrelsen, eller

(iv) kræves af en revisor for Selskabet.

(1) An extraordinary general meeting shall be held when – for the consideration of a specific issue:-

(i) decided by a general meeting; or

(ii) demanded in writing by shareholders representing one-tenth of the share capital;

and when – being deemed appropriate:-

(iii) decided by the Board of Directors; or

(iv) demanded by an auditor of the company.

(2) Hvis der ikke er meddelt længere frist af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er mod-

(2) Notice of an extraordinary general meeting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decisi-

taget af Selskabet.

on to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand.

5.4 Indkaldelse

(1) Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet.

(2) Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær.

(3) I indkaldelsen skal angives, hvilke emner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

5.4 Notice

(1) The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting.

(2) The announcement shall include an agenda and shall be made by letter to each shareholder.

(3) Notices shall specify the issues to be considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær.

5.5. Admission Cards

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is re-

For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

gistered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Forslag fra aktionærerne

(1) En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.

5.7 Shareholders' Proposals

(1) All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.

(2) En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.

(2) All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.

5.8 Dagsorden

5.8 Agenda

På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:

At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:

(a) Beretning om Selskabets virksomhed.

(a) Report on the Company's activities during the past financial year.

(b) Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning.

(b) Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

(c) Meddelelse af decharge for bestyrelse og direktion.

(c) Decharge of the Board of Directors and the Board of Officers from their obligations.

(d) Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.

(d) Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted.

(e) Valg af medlemmer til bestyrelsen.

(e) Election of Directors.

(f) Valg af revisor.

(f) Appointment of Auditor(s).

(g) Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B.

(g) Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B.

(h) Bemyndigelse til køb af egne aktier.

(h) Authorisation to buy own shares.

5.9 Dirigent

5.9 Chairman

Forhandlingerne på generalforsamlin-

A Chairman appointed by the Board of

gen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf.

Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results.

5.10 Beslutningskompetence

På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen.

5.10 Competence

At general meetings only resolutions included on the agenda may be passed.

5.11 Stemmeflertal

Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter.

5.11 Majority of Votes

At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association.

5.12 Referat

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

5.12 Minutes

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

§ 6. Selskabets bestyrelse

§ 6. Board of Directors

6.1 Sammensætning

6.1 Composition

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets datterselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout

hele det forudgående år.

the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be conditional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

6.2 Term of Office

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

6.3 Chairman and Vice Chairman

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(1) The Board of Directors shall elect their chairman from among themselves.

(2)	Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.	(2)	The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.
6.4	Beslutningsdygtighed	6.4	Quorum
	Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.		The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.
6.5	Stemmeflertal	6.5	Majority of Votes
	Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.		At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.
6.6	Forretningsorden	6.6	Rules of Procedure
	Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.		The Board of Directors shall lay down rules of their procedure.
6.7	Referat	6.7	Minutes
	Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.		The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.
6.8	Bestyrelseshonorar	6.8	Remuneration
	Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.		The directors shall be remunerated annually as fixed in the annual report for the year in question.
6.9	Corporate Governance	6.9	Corporate Governance
	Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for		The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the

Selskabet.

§ 7. Selskabets direktion

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

§ 8. Selskabets tegningsregel

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmedlemmer.

§ 9. Selskabets revision

9.1 Sammensætning

Revision foretages af én eller to revisorer, der skal være statsautoriserede.

9.2 Valgmåden

Revisor vælges af den ordinære gene-

Company.

§ 7. Board of Officers

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

§ 8. Signature Rules

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors and two directors.

§ 9. Auditor(s)

9.1 Composition

The audit shall be performed by one or two state-authorised public accountants.

9.2 Appointment

The auditor(s) shall be appointed by the

ralforsamling for et år ad gangen.

annual general meeting for one year at a time.

9.3 Revisionsomfang

Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.

9.3 Audit Scope

The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.

§ 10. Selskabets regnskab

10.1 Regnskabsåret

Selskabets regnskabsår er kalenderåret.

10.2 Opgørelsesprincipper

Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.

10.3 Disponering af årets overskud/underskud

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

§ 10. Financial Statements

10.1 Financial Year

The accounting year of the Company shall follow the calendar year.

10.2 Accounting Principles

When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.

10.3 Allocation of Profits or Balancing of Losses

Each year' s profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

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Således vedtaget på ekstraordinær generalforsamling den 23. september 2005

§ 3.1 ændret i henhold til bestyrelsens beslutning af 13. oktober 2005 og i henhold til bemyndigelse, jf. § 3.B.

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Adopted at the extraordinary general meeting on 23 September 2005

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 13 October 2005 and according to authorisation, cf. article 3.B.

Søren Meisling

BECH-BRUUN

29 December 2005

VEDTÆGTER FOR

Dako A/S
(CVR-nr. 26 51 99 50)
("Selskabet")
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§ 1. Selskabets navn og hjemsted

1.1 Navn

Selskabets navn er Dako A/S. Selskabet driver tillige virksomhed under binavnet DakoCytomation A/S (Dako A/S).

1.2 Hjemsted

Selskabets hjemsted er Glostrup kommune.

§ 2. Selskabets formål

Selskabets formål er fabrikation, handel og investeringsvirksomhed samt, direkte eller indirekte, at drive anden virksomhed, der efter bestyrelsens skøn er forbundet dermed.

§ 3. Selskabets kapital

3.1 Aktiekapitalens størrelse

Selskabets aktiekapital er 77.779.260,00 kr.

3.2 En aktieklasse

Aktiekapitalen er ikke opdelt i aktie-

ARTICLES OF ASSOCIATION OF

Dako A/S
(CVR No. 26 51 99 50)
("the Company")
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§ 1. Name and Registered Office

1.1 Name

The Company's name is Dako A/S. The company also conducts business under the ancillary name of DakoCytomation A/S (Dako A/S).

1.2 Registered Office

The Company's registered office is situated in the municipality of Glostrup.

§ 2. Object

The object of the Company is to engage in production, commercial trading and investment, and directly or indirectly, engage in any other activities which, in the opinion of the Board of Directors, are related thereto.

§ 3. Share Capital

3.1 Amount

The share capital of the Company is DKK 77,779,260.00.

3.2 One Class of Shares

The share capital is not divided into dif-

klasser.

ferent classes of shares.

§ 3.A.1 *Bemyndigelse til at udvide aktiekapitalen*

(1) Som led i Selskabets erhvervelse af virksomheder er bestyrelsen i perioden indtil 13. maj 2009 bemyndiget til at udvide Selskabets aktiekapital for derved at kunne erlægge vederlag helt eller delvis i aktier, ligesom bestyrelsen under samme forudsætning kan udstede konvertible obligationer som nærmere beskrevet i § 3.A.2. Det maksimale nominelle beløb, for hvilket nye aktier og/eller konvertible obligationer kan udstedes, andrager samlet kr. 32.361.256.

(2) Bemyndigelsen i henhold til § 3.A.1(1) kan udnyttes ad en eller flere gange og efter bestyrelsens nærmere bestemmelse med hensyn til tid og vilkår. Forhøjelsen i henhold til 3.A.1(1) kan efter bestyrelsens nærmere beslutning ske ved indbetaling i andre værdier end kontanter og uden fortegningsret for Selskabets hidtidige aktionærer.

3.A.2 *Bemyndigelse til at udstede konvertible obligationer*

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at optage lån ad en eller flere gange efter bestyrelsens nærmere bestemmelse mod udstedelse af konvertible obligationer omfattende et nominelt lånebeløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes konvertible obligationer for et samlet nomi-

§ 3.A.1 *Authorisation to Increase the Share Capital*

(1) For purposes of the Company's acquisition of businesses, the Board of Directors has been authorised until 13 May 2009 to increase the Company's share capital in order to be able to make contributions, in whole or in part, in shares. Also, the Board of Directors is authorised fir the same purposes to issue convertible corporate bonds as set out in article 3.A.2. The maximum nominal amount of new shares and/or convertible corporate bonds which can be issued shall be a total of DKK 32,361,256.

(2) The authority set out in article 3.A.1(1) may be exercised on one or several occasions at such times and on such terms as the Board of Directors may decide. Any increase in pursuance of article 3.A.1(1) may, at the Board of Directors' discretion, be effected by contribution in kind instead of cash payment without conferring any preemption rights on the Company's existing shareholders.

§ 3.A.2 *Authorisation to Issue Convertible Corporate Bonds*

Further to the terms and conditions set out in article 3.A.1, the Board of Directors has been authorised to raise loans on one or several occasions, as the Board of Directors may decide, against the issue of convertible corporate bonds of a nominal loan amount of up to half the Company's share capital at the time of such resolution. However, issue of convertible corporate bonds under this authority shall not exceed a total nomi-

nelt beløb på indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af konvertible obligationer kan gennemføres til markedskurs uden fortegningsret for de hidtidige aktionærer, dog således at konverteringskursen for de konvertible obligationer ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for de konvertible obligationers udstedelse (bortset fra eventuelle justeringer af konverteringskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af de konvertible obligationer på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til de konvertible obligationers vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med konvertering til aktier af de konvertible obligationer, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker en reduktion af konverteringskursen som følge af betingelserne for de konvertible obligationer, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af konverteringskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. Vilkår for tegning og optagelse af lån (herunder eventuel sikkerhedsstillelse for disse), obligationerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

nal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of convertible corporate bonds may be carried out at market price without granting pre-emption rights to the existing shareholders; provided, however, that the conversion price of such convertible corporate bonds shall not be lower than the fair market value of the Company's shares at the time of the convertible corporate bonds issue (except as to any adjustment in the conversion price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the convertible corporate bonds). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the conversion into shares of such convertible corporate bonds as may be issued in pursuance of the above authority. In the event of a reduction of the conversion price by reason of the terms applicable to the convertible corporate bonds, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the conversion price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. Terms and conditions for subscription and raising of loans (including the provision of any security therefore), the corporate bonds and the issue thereof shall be determined by the Board of Directors, and the

Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.3 Bemyndigelse til at udstede tegningsoptioner (warrants)

Bestyrelsen er på de i § 3.A.1 anførte vilkår bemyndiget til at udstede tegningsoptioner ad en eller flere gange efter bestyrelsens nærmere bestemmelse omfattende et nominelt beløb på op til halvdelen af Selskabets aktiekapital på det tidspunkt, hvor beslutningen træffes, dog således at der i henhold til denne bemyndigelse højst kan udstedes tegningsoptioner for et samlet nominelt beløb indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Udstedelse af tegningsoptioner kan ske på markedsvilkår uden fortegningsret for de hidtidige aktionærer, dog således at tildelingskursen og udnyttelseskursen for tegningsoptionerne tilsammen ikke må være lavere end markedsværdien af Selskabets aktier på tidspunktet for tegningsoptionernes udstedelse (bortset fra eventuelle justeringer af udnyttelseskursen som følge af begivenheder, der måtte indtræde efter udstedelsen af tegningsoptionerne på grund af udvandende aktieemissioner, fusioner, sammenlægninger, spaltninger, aktieopdelinger og andre lignende ændringer i Selskabets kapitalstruktur, alt som der måtte blive bestemt i henhold til tegningsoptionernes vilkår og betingelser). Bestyrelsen er samtidig bemyndiget – og forpligtet – til i perioden indtil 13. maj 2009 at forhøje Selskabets aktiekapital af en eller flere gange i forbindelse med udnyttelse af de udstedte tegningsoptioner, der måtte blive udstedt i medfør af ovenstående bemyndigelse indenfor den i § 3.A.1 anførte samlede ramme på nominelt kr. 32.361.256. Såfremt der sker

§ 3.A.3 Authorisation to Issue Warrants

Further to the terms and conditions set out in article 3.A.1 above, the Board of Directors has been authorised to issue warrants on one or several occasions, as the Board of Directors shall may decide, of a nominal amount of up to half the Company's share capital at the time of such decision. However, issue of warrants under this authority shall not exceed a total nominal amount within the aggregate frame set out in article 3.A.1 of DKK 32,361,256. The issue of warrants may be carried out on market conditions without granting pre-emption rights to the existing shareholders; provided, however, that the issue price and exercise price of such warrants shall not combined be lower than the fair market value of the Company's shares at the time of the warrant issue (except as to any adjustment in the exercise price resulting from events that may occur subsequent to such issue by reason of dilutive issues of shares, mergers, consolidations, divisions, share splits and other similar changes in the Company's capital structure, all as may be provided for in accordance with the terms and provisions of the warrants). Further, in the period until 13 May 2009, the Board of Directors is authorised – and under an obligation - to increase the Company's share capital on one or several occasions within the frame set out in article 3.A.1 with up to an aggregate nominal amount of DKK 32,361,256 in connection with the exercise of such warrants as may be issued in pursuance of the above authority. In the event of a reduction of the exercise

en reduktion af tildelingskursen som følge af betingelserne for tegningsoptionerne, forhøjes kapitalforhøjelsesbemyndigelsen med det yderligere aktiebeløb, som er nødvendigt som følge af reduktionen af tildelingskursen. Kapitalforhøjelsen kan gennemføres uden fortegningsret for Selskabets hidtidige aktionærer. De nærmere vilkår for tegningsoptionerne og disses udstedelse fastsættes af bestyrelsen, idet bestyrelsesbeslutningen herom optages i vedtægterne.

price by reason of the terms applicable to the warrants, the authority to increase the capital shall be augmented by such additional share amount as is necessary because of the reduction of the exercise price. The capital increase may be effected without granting pre-emption rights to the existing shareholders. The specific terms and conditions for the warrants and the issue thereof shall be resolved by the Board of Directors, and the Board of Directors' resolution to this effect shall be incorporated into these Articles.

§ 3.A.4 Aktiestatus

For kapitaludvidelser i medfør af nærværende § 3.A gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår, der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

§ 3.A.4 Share Status

New shares Issues in connection with capital increases pursuant to this article 3.A, the new shares shall have the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.1 Forhøjelse af aktiekapitalen og udstedelse af tegningsoptioner (warrants)

Bestyrelsen er i perioden indtil 19. marts 2010 bemyndiget til at udstede tegningsoptioner til medarbejderne i Selskabet og dets datterselskaber samt til at foretage forhøjelse af Selskabets aktiekapital med indtil nominelt DKK 6.132.000 uden fortegningsret for de hidtidige aktionærer.

§ 3.B.1 Increase of the Share Capital and Issue of Warrants

In the period until 19 March 2010 the Board of Directors shall be authorised to issue warrants to employees of the Company and its subsidiaries as well as to increase the Company's share capital with up to a nominal amount of DKK 6,132,000 without conferring pre-emption rights upon the existing share-

holders.

§ 3.B.2 ***Begrænsninger i bemyndigelsen***

Bemyndigelsen er underkastet følgende begrænsninger:

(1) Udnyttelseskursen skal udgøre mindst 85 % af markedskursen (og kan overstige denne) på tidspunktet, hvor aftale om tildeling indgås med medarbejderen. Markedskursen beregnes som minimum på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det sidst forløbne regnskabsår med tillæg af Selskabets resultat for perioden fra det igangværende regnskabsårs start og til og med det senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes som minimum på grundlag af de danske skattemyndigheders til enhver tid gældende beregningsmodel for goodwill.

(2) Udnyttelse af tegningsoptioner skal ske inden for 21 dage efter de seks førstkommende ordinære generalforsamlinger, der afholdes i året efter den første tildeling. Såfremt Selskabet børsnoteres regnes 21-dages perioderne fra offentliggørelse af årsrapport og halvårsregnskab.

§ 3.B.2 ***Limitations to the Authorisations***

The authorisation is subject to the following limitations:

(1) The exercise price shall correspond to at least 85% of the fair market value (and may exceed the fair market value) at the time when an agreement of successive grant is entered into with the employee. The fair market value shall be assessed as a minimum on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits for the period from the beginning of the current accounting year and until and including the most recently expired quarter. Goodwill shall be added to the Company's book value as a minimum on the basis of the calculation model used for goodwill by the Danish tax authorities from time to time.

(2) The warrants granted shall be exercised within a period of 21 days subsequent to each of the six next annual general meetings to be held in the years after the initial grant. In case of a listing of the Company, the 21-day periods shall commence after the publication of the annual report and the interim financial statement.

§ 3.B.3 ***Aktiestatus***

For kapitaludvidelser i medfør af nærværende § 3.B gælder, at de nye aktier skal have samme rettigheder som de eksisterende aktier. Aktierne skal være omsætningspapirer, lyde på navn og noteres på navn i Selskabets aktiebog og i øvrigt være undergivet de samme bestemmelser, som gælder for ældre

§ 3.B.3 ***Share Status***

New shares issued in connection with capital increases pursuant to this article 3.B shall carry the same rights as the existing shares. The shares shall be negotiable instruments, shall be issued in the holder's name, and shall be subject to the same provisions as those applying to the existing shares. Holders

aktier. De nye aktier skal give ret til udbytte fra det tidspunkt, bestyrelsen bestemmer, dog senest fra det regnskabsår der følger efter vedtagelsen af kapitalforhøjelsen, respektive tegning af aktier.

of the new shares shall be entitled to dividends as from such time as the Board of Directors shall determine, although not later than for the accounting year following the adoption of the capital increase or, as the case may be, the subscription for shares in exchange for warrants.

§ 3.B.4 Ændringer i vedtægter

Bestyrelsen er bemyndiget til at foretage de vedtægtsændringer, der er nødvendige i forbindelse med udnyttelsen af ovenstående bemyndigelser og kapitaludvidelserne.

§ 3.B.4 Amendments to the Articles of Association

The Board shall be authorised to undertake such amendments to these Articles of Association as are required in connection with the above authorisations and the capital increases.

§ 3.C Tegningsoptioner (warrants) til medarbejderne udstedt i henhold til § 3.B den 29. august 2002 (2002-program)

§ 3.C.1 Antal og betaling

Selskabets bestyrelse har i august 2002 i henhold til bemyndigelse givet i maj 2002 vederlagsfrit tildelt visse medarbejdere ("Medarbejderen") 1.374.594 tegningsoptioner.

§ 3.C.2 Udnyttelseskurs

Hver tegningsoption berettiger Medarbejderen til at tegne nom. kr. 2 aktier i Selskabet mod betaling af kr. 73,83 for hver aktie af kr. 2.

§ 3.C.3 Udnyttelse

Udnyttelse af tegningsoptionerne kan kun ske i portioner á mindst 25 og inden for den i Aftalen definerede Udnyttelsesperiode. Udnyttelse af tegningsoptionerne skal tillige være i overensstemmelse med de love og regler, der er gældende for tegningsoptionerne, og

§ 3.C Warrants Issued to Employees Pursuant to Article 3.B on 29 August 2002 (2002 program)

§ 3.C.1 Quantity and Consideration

Under the authority granted in May 2002 the Board of Directors has granted 1,374,594 warrants free of charge to certain employees (the "Employee").

§ 3.C.2 Exercise Price

Each warrant entitles the Employee to subscribe for shares in the nominal amount of DKK 2 in the Company at a price of DKK 73.83 per share of DKK 2.

§ 3.C.3 Exercise

The warrants shall only be exercisable in portions of at least 25 warrants and any exercise shall take place within the Exercise Period, which is defined in the Agreement. The exercise of the warrants shall also comply with other laws and regulations applicable to the war-

tegningsoptionerne må ikke udnyttes, hvis Selskabet beslutter, at udnyttelsen udgør en overtrædelse af gældende love og regler.

rants, and the warrants shall not be exercised if the Company determines that the exercise would be a violation of applicable laws and regulations.

§ 3.C.4 *Fremgangsmåde ved udnyttelse*

Tegningsoptionerne udnyttes ved, at Medarbejderen inden for Udnyttelsesperioden til Selskabet indsender skriftlig meddelelse (tegningsliste) med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.C.4 *Procedure of Exercise*

The Employee shall exercise the warrants by written notice (execution page from subscription list) within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.C.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.C.4 samt Medarbejderens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Aktiebreve eller dokumentation for, at Medarbejderen er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.C.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment set out in article 3.C.4 and the payment by the Employee of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Share certificates or evidence that the Employee has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.C.6 *Bortfald*

Tegningsoptionerne bortfalder, hvis Medarbejderen væsentligt misligholder sin ansættelsesaftale.

Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse ikke er kommet behørigt frem til Selskabet se-

§ 3.C.6 *Expiration*

The warrants shall be forfeited in the event of the Employee's material breach of his contract of employment.

Unexercised warrants shall expire if the notice of exercise has not been duly received by the Company on or before the Date of Expiry. Thus, this warrant

nest på Udløbsdatoen. Denne warrantordning og eventuelle ikke-udnyttede tegningsoptioner, der tildeles i henhold til denne warrantordning, bortfalder således på den i Aftalen definerede Udløbsdato.

plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined in the Agreement.

Ved Medarbejderens fratræden eller død gælder der køberettigheder, jf. § 3.C.8.

In case of the Employee's resignation or death, call options apply, cf. article 3.C.8.

§ 3.C.7 Ændringer i vilkårene

§ 3.C.7 Amendment of the Terms and Conditions

(1) Hvis Medarbejderen ønsker at udnytte sine tegningsoptioner efter

(1) Where the Employee wishes to exercise his warrants after

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(i) the share capital of the Company has been increased, the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle efterfølgende incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other subsequent employee incentive programme), and the existing shareholders have pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iii) bonus shares (stock dividend) have been issued;

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(iv) a reduction in the share whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25 % af aktiekapitalen,

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

skal den i Aftalen fastsatte Udnyttel-

the Exercise Price and/or the number of

seskurs og/eller aktieantal reguleres, således at Medarbejderen modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

shares stated in the Agreement shall be adjusted to the effect that the Employee receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An independent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur,

(iii) the occurrence of other similar changes in the capital structure of the Company;

er Medarbejderen berettiget til at modtage aktier i Selskabet til en ændret kurs (eller ved justering af det tildelte antal aktier) eller i andre selskaber eller på anden måde tillægges aktiver eller kontanter, således at Medarbejderen modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

the Employee shall be entitled to receive shares in the Company at a new price (or by adjustment of the number of shares granted) or in other companies, or in some other way be granted assets or cash in such a way that the Employee is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.C.8 Overdragelse og pantsætning

§ 3.C.8 Transfer and Pledging

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af nedenfor.

(1) The warrants cannot be transferred, pledged or taken in execution, save as provided for below.

(2) Ved Medarbejderens fratræden (uanset årsag) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til § 3.C.6, skal Medarbejderen tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mel-

(2) In case of the Employee's resignation or termination of employment (for whatever reason) prior to any listing and provided that the warrants have not expired pursuant to article 3.C.6 above, warrants vested shall be offered by the Employee to the Company or any person designated by the Company at a

lem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) Ved overdragelse af mindst 50% af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptionerne fra Medarbejderen (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Tegningsoptionskursen skal svare til den kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Aftalen fastsatte Udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Medarbejderens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

(3) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Employee (whether or not he/she has resigned) or require the exercise of the warrants vested (in such case exercise can take place outside any Exercise Period). The price for the warrant shall correspond to the price payable by any third party for the shares in question less the Exercise Price stated in the Agreement. If the shares are acquired subsequent to the requested exercise by the Employee, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.C.9 Særlige bestemmelser for medarbejdere omfattet af dansk ansættelseslovgivning

§ 3.C.8, stk. 2 er ikke gældende.

§ 3.C.9. Special Applying Only for Employees Subject to Danish Employment Law

Article 3.C.8(2) does not apply.

§ 3.C.10 Fuldstændigt warrantprogram 2002

§ 3.C.10 Complete Warrant Program 2002

Ovenstående vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med dertil hørende Plan for warrantordning (tegningsoptioner) 2002.

The above terms reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with the plan for the Warrant Program 2002.

§ 3.D Tegningsoptioner udstedt i henhold til § 3.A.3 den 30. august 2002. (Cytologix tegningsoptioner)

§ 3.D Warrants Issued Pursuant to Article 3.A.3 on 30 August 2002. (Cytologix warrant)

§ 3.D.1 Udstedelse af tegningsoptioner

I henhold til den i § 3.A.1 indeholdte bemyndigelse til bestyrelsen har denne den 30. august 2002 besluttet at udstede 775.973 tegningsoptioner, der hver giver ret til at tegne én aktie à DKK 2. Bestyrelsen har tillige vedtaget den tilsvarende forhøjelse af Selskabets aktiekapitel til gennemførelse i det omfang og på det tidspunkt, det måtte være relevant.

§ 3.D.1 Issuance of Warrants

Under the authority in article 3.A.1 hereof, the Board of Directors resolved on 30 August 2002 to issue 775,973 warrants each conferring a right to subscribe for one share of DKK 2. The Board of Directors also adopted the corresponding increase of the Company's share capital to be effected as and when relevant.

§ 3.D.2 Vilkår for udstedelsen

Tegningsoptionerne udstedes følgende vilkår:

(a) Tegningsoptionerne udstedes uden fortegningsret for Selskabets aktionærer;

(b) Tegningsoptionerne tildeles som en del af vederlaget for Selskabets køb af en virksomhed i henhold til en købsaftale dateret 19. august 2002 ("Købsaftalen");

(c) Tegningsoptionerne skal tegnes senest den 18. august 2003 på separate tegningslister;

§ 3.D.2 Terms and Conditions of the Issuance

The warrants shall be issued on the following terms and conditions:

(a) the warrants shall be issued without granting pre-emption rights to the Company's shareholders;

(b) the warrants shall be granted as part of the consideration for the Company's acquisition of a business pursuant to a purchase agreement dated 19 August 2002 (the "Purchase Agreement");

(c) the warrants shall be subscribed no later than 18 August 2003 on separate subscription lists;

(d) Tegningsoptionerne skal ydes i tre særskilte puljer på henholdsvis 310.389, 232.792 and 232.792 tegningsoptioner, der hver kan udnyttes ved visse begivenheders indtræden som nærmere aftalt med tegningsoptions-indehaveren.	(d) the warrants shall be granted in three separate lots, each comprising 310,389, 232,792 and 232,792 warrants, respectively, each of which lot may be exercised upon the occurrence of certain events as further agreed with the warrant holder.
For hver pulje af tegningsoptioner gælder det, at udnyttelse skal ske på ét bestemt tidspunkt, senest ved midnat, Boston-tid, på den 60. dag efter indtrædelsen af den for den pågældende pulje aftalte udnyttelsesbegivenhed, efter hvilket tidspunkt den pågældende pulje bortfalder såfremt tegning ikke er sket. Derudover bortfalder tegningsoptionerne automatisk senest den 20. oktober 2009, men kan dog bortfalde tidligere som aftalt med tegningsoptionsindehaver.	As regards each lot of warrants, exercise shall take place on one occasion no later than midnight, Boston time, on the 60th day after the occurrence of the agreed exercise event for each lot, after which time such lot of warrants shall expire if not exercised. In addition, the warrants shall expire automatically no later than 20 October 2009, but may expire automatically earlier as agreed with the warrant holder.
Selskabet skal være berettiget til at suspendere de ovenfor nævnte udnyttelsesperioder i op til tre måneder i tilfælde af, at bestyrelsen beslutter at ansøge om notering af Selskabets aktier på en dansk eller en udenlandsk fondsbørs og de(n) for børsnoteringen ansvarlige bank(er) anbefaler Selskabet at træffe en sådan forholdsregel; og	The Company shall be entitled to lock up the exercise windows mentioned above for a period of up to three months in the event the Board of Directors of the Company decides to apply for listing of the Company's shares on a Danish or foreign stock exchange and the bank(s) responsible for the listing recommend(s) that the Company make such precaution; and
(e) Der skal ikke finde betaling sted til Selskabet ved udnyttelsen af tegningsoptionerne, eftersom disse udstedes som en del af vederlaget for købet af en virksomhed fra tegningsoptionsindehaveren på markedsvilkår.	(e) no payment shall be made to the Company on exercise of the warrants, since the warrants will be issued as part of the consideration for the purchase of a business from the warrant holder on market terms.
§ 3.D.3 Ændringer i kapitalstruktur	***§ 3.D.3 Changes in Capital Structure***
1) Forhøjelse af aktiekapital og udstedelse af obligationer og tegningsoptioner	**1) Share Capital Increase and Issuance of Bonds and Warrants**

I tilfælde af en kapitalforhøjelse, der tegnes under markedsværdi, udstedelse af konvertible obligationer eller lignende instrumenter, der giver ret til tegning af aktier under markedsværdi, udstedelse af tegningsoptioner der giver ret til tegning af aktier under markedsværdi (bortset fra til Selskabets bestyrelsesmedlemmer, direktører eller medarbejdere, eller nuværende eller tidligere bestyrelsesmedlemmer, direktører, medarbejdere eller rådgivere i et eller flere datterselskaber) skal antallet af aktier, der kan tegnes ved udnyttelse af tegnings-optionerne, justeres, således at tegningsoptionsindehaveren ikke udvandes ved udnyttelsen af tegningsoptionerne.

In case of a capital increase subscribed below market value, issuance of convertible bonds or similar instruments entitling to subscribe for shares below market value, issue of warrants entitling to subscribe for shares below market value (other than to the Company's directors, officers or employees or current or former directors, officers, employees or consultants of one or more of its subsidiaries), the number of shares which can be subscribed on exercise of the warrants shall be adjusted so that the warrant holder is not diluted when exercising the warrants.

2) **Nedsættelse af aktiekapitalen**

(i) I tilfælde af, at Selskabets aktiekapital nedsættes til dækning af tab, jf. § 44 a i aktieselskabsloven, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, nedsættes til et tal, der afspejler den situation, hvor tegningsoptionsindehaveren havde udnyttet tegningsoptionerne umiddelbart før beslutningen om kapitalnedsættelse.

(ii) I tilfælde af, at Selskabets aktiekapital nedsættes ved udlodning til aktionærer til en pris pr. aktie, der ligger højere end markedsværdien, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, forhøjes, således at tegningsoptionsindehaverens stilling ikke ændres i denne situation.

2) **Share Capital Decrease**

(i) In case the Company's share capital is decreased to cover losses, cf. Section 44 a in the Danish Companies Act, the number of shares which can be subscribed on exercise of the warrants shall be reduced (downwards) to reflect the situation where the warrant holder had exercised the warrants immediately before the capital decrease resolution.

(ii) In case the Company's share capital is decreased by way of a distribution to shareholders at a price per share higher than market value, then the number of shares which can be subscribed on exercise of the warrants shall be increased so that the warrant holder's position is neutral to such event.

3) **Opdeling, sammenlægning etc.**

Hvis Selskabet på et tidspunkt opdeler sine aktier i et større antal aktier, sammenlægger sine aktier til et mindre antal aktier, udsteder fondsaktier, fusione-

3) **Subdivision, Combination, and etc.**

In case the Company shall at any time subdivide its shares into a greater number of shares, combine its shares into a smaller number of shares, issue bonus

rer med en anden juridisk enhed og i den forbindelse bliver det fortsættende selskab, skal (i hvert af disse tilfælde) antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres forholdsmæssigt, således at antallet af aktier, der kan udstedes ved udnyttelse af tegningsoptionerne, forhøjes eller nedsættes, så det svarer til det antal aktier, som tegningsoptionsindehaveren ville have haft, hvis denne havde udnyttet tegningsoptionerne forud for sådan begivenheds indtræden og havde deltaget i sådan begivenhed som aktionær.

shares, merges with another entity and thereby becomes the surviving entity; then, in each case, the number shares which can be subscribed on exercise of the of warrants shall be proportionally adjusted so that the number of shares issuable upon exercise of the warrants shall be increased or decreased to equal the number of shares that would have been held by the warrant holder if the warrant holder had exercised the warrants prior to such event and had participated in such event as a holder of shares.

4) Udbytte og tilbagekøb af aktier

Hvis Selskabet i et givent år forud for udnyttelsen af tegningsoptionerne udlodder dividende på tilsammen mere end 20% af aktiekapitalen eller tilbagekøber aktier til en pris, der ligger mere end 10% over aktiernes markedsværdi, skal antallet af aktier, der kan tegnes ved udnyttelse af tegningsoptionerne, justeres for at kompensere for den udvanding, der ville ske som følge af ovennævnte handlinger, i det omfang udbytte eller tilbagekøb af aktier overstiger de ovennævnte grænser.

4) Dividends and Share Buy Backs

If the Company in any year prior to the exercise of the warrants distributes dividends of more than 20 % in total of the share capital or buys back shares at a price more than 10 % higher than the market value of the shares, then the number of shares which can be subscribed on exercise of the warrants shall be adjusted in order to compensate for the dilutive effects of the above actions to the extent that dividends or a buy-backs of shares exceed the above limitations.

5) Omklassificeringer, etc.

Hvis Selskabet på noget tidspunkt skulle omklassificere sine aktier eller deltage i en fusion, hvor det bliver det ophørende selskab, eller hvis Selskabet spaltes eller sælger alle eller næsten alle sine aktier til et andet selskab eller en anden enhed, skal der foretages lovmæssig og fornøden hensættelse, i henhold til hvilken tegningsoptionsindehaveren derefter - ved udnyttelse af sine tegningsoptioner - skal modtage sådanne aktier, værdipapirer eller andet, som tegningsoptionsindehaveren

5) Reclassifications etc.

In case the Company, at any time, reclassifies its shares or engages in a merger and thereby becomes the discontinuing entity, or is divided or sells all or substantially all of its assets to another corporation or entity, then lawful and adequate provision shall be made whereby thereafter the warrant holder shall receive upon exercise of the warrants, those shares securities or other items which the warrant holder would have received had the warrant holder exercised the warrants prior to

ville have modtaget, hvis tegningsoptions-indehaveren havde udnyttet sine tegningsoptioner forud for sådan en begivenheds indtræden og havde deltaget i begivenheden som aktionær.

such event and had participated in such event as a holder of shares.

6) **Opsamlingsbestemmelse**

Hvis Selskabet på noget tidspunkt foretager ændringer i aktiekapitalen, som påvirker samtlige aktier og som har indflydelse på tegningsoptionernes værdi, og som der ikke på anden måde er taget højde for i tegningsoptionerne, skal der foretages en rimelig justering af det antal aktier, som kan udstedes ved udnyttelse af tegningsoptionerne.

6) **Savings Clause**

In case the Company, at any time, makes any changes in the share capital that shall affect all the shares and does affect the value of the warrants and which is not otherwise provided for in the warrants, then a reasonable adjustment shall be made to the number of shares issuable upon exercise of the warrants.

§ 3.D.4 Kapitalforhøjelse

Bestyrelsen skal effektuere kapitalforhøjelse(r) i det omfang og på de(t) tidspunkt(er), tegningsoptionerne udnyttes. Følgende skal gælde i forbindelse med tegningen af aktier som følge af udnyttelse af tegningsoptionerne:

(i) Selskabets aktionærer skal ikke have ret til fortegning;

(ii) der skal ikke finde betaling sted til Selskabet, når aktierne tegnes, idet Selskabet har modtaget betaling ved udstedelsen af tegningsoptionerne svarende til en udnyttelseskurs på kr. 1.894,50 pr. aktiebeløb på DKK 100;

(iii) aktierne skal være omsætningspapirer udstedt gennem Værdipapircentralen;

(iv) aktierne skal udstedes på navn og noteres på navn i Selskabets aktiebog;

§ 3.D.4 Capital Increase

The Board of Directors shall effect the capital increase(s) as and when the warrants are exercised. The following shall apply in connection with subscription for shares as a result of exercise of the warrants:

(i) the shareholders in the Company shall not be granted pre-emption rights;

(ii) no payment shall be made to the Company when the shares are subscribed since the Company has received consideration when issuing the warrants corresponding to an exercise price of DKK 1,894.50 per DKK 100 amount of shares;

(iii) the shares shall be negotiable instruments issued through the Danish VP Securities Services;

(iv) the shares shall be made out in the holder's name and shall be registered in the holder's name in the Company's share register;

(v) aktierne skal ikke være underlagt nogen indløsningpligt;

(vi) der skal ikke gælde begrænsninger i aktiernes omsættelighed, bortset fra begrænsninger, der måtte følge af lovgivningen eller kontraktmæssige forhold;

(vii) ret til udbytte og andre rettigheder i Selskabet skal gælde fra tegningstidspunktet;

(viii) Selskabet skal bære alle omkostninger i forbindelse med udstedelsen af warranterne, hvilke skønnes at udgøre DKK 20.000;

(iv) tegningsoptionsindehaveren skal bære alle omkostninger i forbindelse med registrering af aktierne i Værdipapircentralen, hvilke skønnes at udgøre DKK 20.000.

§ 3.E Tegningsoptioner (Overtagelse af Cytomation tegningsoptioner)

§ 3.E.1 Antal og betaling

Bestyrelsen har i februar og marts 2003 på baggrund af bemyndigelse fra maj 2002 (forlænget i oktober 2002) tildelt 1.640.596 tegningsoptioner vederlagsfrit til visse tegningsoptionsindehavere i Cytomation, Inc. ("Optionsindehaverne"). Tegningsoptionerne træder i stedet for de tegningsoptioner, som Cytomation, Inc. har udstedt og som Selskabet har overtaget.

§ 3.E.2 Udnyttelseskurs

Hver tegningsoption giver Optionsindehaveren ret til at tegne én aktie på nominelt kr. 2 i Selskabet til en pris pr. aktie på kr. 2,00, 2,50, 22,48, 33,64, eller

(v) the shares shall not be subject to any duty of redemption;

(vi) no restriction shall apply to the shares with respect to negotiability other than restrictions that arise pursuant to law or contractual arrangements;

(vii) the right to receive dividend and other rights in the Company shall apply as from the time of subscription;

(viii) the Company shall bear all costs in connection with the issuance of the warrants, such costs are estimated at DKK 20,000;

(iv) the warrant holder shall bear all costs pertaining to the shares becoming registered with the VP Securities Services, which costs are estimated at DKK 20,000.

§ 3.E Stock Options (Assumption of Cytomation warrants)

§ 3.E.1 Quantity and Consideration

Under the authority granted in May 2002 (extended in October 2002), the Board of Directors granted in February and March 2003 1,640,596 warrants free of charge to certain holders of warrants in Cytomation, Inc. (the "Holders"). The warrants replace the warrants issued by Cytomation, Inc. and assumed by the Company.

§ 3.E.2 Exercise Price

Each warrant entitles the Holder to subscribe for a share in the nominal amount of DKK 2 in the Company at a price per share of DKK 2.00, 2.50,

37,39 pr. aktie á kr. 2, som nærmere anført i Tildelings-meddelelsen. Af de udstedte tegningsoptioner kan i alt 50.160 aktier tegnes til en pris på kr. 2,00, 5.017 aktier tegnes til en pris på kr. 2,50, 509.431 aktier tegnes til en pris på kr. 22,48, 552.286 aktier tegnes til en pris på kr. 33,64, og 523.702 aktier tegnes til en pris på kr. 37,39.

22.48, 33.64, or 37.39 per share of DKK 2, as further stated in the Grant Notice. On the basis of all issued warrants, 50,160 shares may be subscribed at a price of DKK 2.00, 5,017 shares may be subscribed at a price of DKK 2.50 509,431 shares may be subscribed at a price of DKK 22.48, 552,286 shares may be subscribed at a price of DKK 33.64, and 523,702 shares may be subscribed at a price of DKK 37.39.

§ 3.E.3 *Udnyttelse*

Udnyttelse af tegningsoptionerne skal ske inden Udløbstidspunktet, hvilket er defineret i Tildelingsmeddelelsen. Udnyttelsen skal endvidere overholde andre love og regler, som gælder for tegningsoptionerne, og tegningsoptionerne kan ikke udnyttes, hvis Selskabet vurderer, at udnyttelsen ikke i al væsentlighed er i overensstemmelse med sådanne love og regler. Endvidere kan tegningsoptionerne ikke udnyttes med mindre aktierne udstedt på baggrund af tegningsoptionerne bliver registreret i henhold til United States Securities Act of 1933 som senere ændret, eller såfremt aktierne ikke registreres, at Selskabet har vurderet, at udnyttelsen og aktieudstedelsen er undtaget fra registreringspligten i henhold til Securities Act.

§ 3.E.3 *Exercise*

Exercise of the warrants shall take place within the Exercise Period, which is defined in the Grant Notice. The exercise of the warrants shall also comply with other laws and regulations applicable to the warrants, and the warrants may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations. Furthermore, the warrants shall not be exercised unless the shares issuable upon exercise of the warrants are then registered under the United States Securities Act of 1933 as amended, or if such shares are not so registered, the Company has determined that exercise and issuance would be exempt from the registration requirements of the Securities Act.

§ 3.E.4 *Fremgangsmåde ved udnyttelse*

Tegningsoptionerne udnyttes ved, at Optionsindehaveren inden for Udnyttelsesperioden til Selskabet indsender underskrevet tegningsliste med angivelse af det antal tegningsoptioner, der ønskes udnyttet, og bilagt det beløb (inkl. eventuel aktieomsætnings- og/eller kildeskat), som skal betales i forbindelse med tegningen af aktierne på grundlag af tegningsoptionerne.

§ 3.E.4 *Procedure of Exercise*

The Holder shall exercise the warrants by submitting an executed subscription list within the Exercise Period to the Company, indicating the number of warrants which will be exercised and accompanied by the amount payable (including any transfer- and/or withholding taxes) in connection with the subscription for the shares on the basis of the warrants.

§ 3.E.5 *Kapitalforhøjelse*

Ved modtagelse af den skriftlige meddelelse (relevante side i tegningslisten) og betaling som anført i § 3.E.4 inklusive Optionsindehaverens betaling af aktieomsætnings- eller kildeskat, er Selskabet forpligtet til at foranledige den fornødne aktieudvidelse gennemført senest 60 dage efter udløbet af det regnskabsår, hvor der blev givet behørig meddelelse. Dokumentation for, at Optionsindehaveren er behørigt registreret som aktionær udleveres snarest muligt efter, at kapitalforhøjelsen er registreret i Erhvervs- og Selskabsstyrelsen.

§ 3.E.5 *Capital Increase*

Upon receipt of the written notice (execution page from subscription list) and the payment as set out in article 3.E.4 hereof including the payment by the Holder of any transfer or withholding taxes, the Company shall arrange for the necessary implementation of the capital increase no later than 60 days after the expiry of the accounting reference period in which duly notice was submitted. Evidence that the Holder has been duly recorded as shareholder shall be surrendered as soon as possible after the registration of the capital increase with the Danish Commerce and Companies Agency.

§ 3.E.6 *Bortfald*

(i) I det omfang Optionsindehaveren var medarbejder Selskabet eller et af dets datterselskaber den 1. juli 2002, bortfalder tegningsoptionerne, hvis Optionsindehaveren afskediges som følge af misligholdelse af sin ansættelsesaftale, som nærmere defineret i warrantplanen.

(ii) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, bortfalder tegningsoptionerne, hvis bestyrelsesmedlemmet udtræder af bestyrelsen i Cytomation og/eller Selskabet under visse omstændigheder, som nærmere er defineret i warrantplanen.

(iii) Ikke-udnyttede tegningsoptionerne bortfalder endvidere i det omfang, at meddelelse om udnyttelse (tegningsliste) ikke er kommet behørigt frem til Selskabet senest på Udløbsdatoen. Denne tegningsoptionsordning og eventuelle ikke-udnyttede tegningsopti-

§ 3.E.6 *Expiration*

(i) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed due to breach of his contract of employment for cause, as further defined in the Warrant Plan.

(ii) If the Holder was a director in Cytomation and/or the Company as of 1 July 2002, the warrants shall be forfeited in the event the Holder is dismissed or resigns as director in the Company and/or the Subsidiary under certain circumstances as further defined in the Warrant Plan.

(iii) Unexercised warrants shall also expire if the Company has not duly received the notice of exercise (Subscription Form) on or before the Date of Expiry. Thus, this warrant plan and any unexercised warrants granted hereunder expire on the Date of Expiry as defined

oner, der tildeles i henhold til ordningen, bortfalder således på den i Tildelingsmeddelelsen definerede Udløbsdato.

in the Grant Notice.

§ 3.E.7 *Ændringer i vilkårene*

(1) Hvis Optionsindehaveren ønsker at udnytte sine tegningsoptioner efter

(i) at der er sket en forhøjelse af Selskabets aktiekapital med fortegningsret for de eksisterende aktionærer til at tegne aktier til en lavere kurs end markedskursen,

(ii) at Selskabet har udstedt konvertible obligationer eller andre konvertible lån, tegningsoptioner (bortset fra de tegningsoptioner, der er omfattet af denne warrantordning eller eventuelle andre incitamentsordninger), og udstedelsen er sket med fortrinsret for de eksisterende aktionærer til en lavere kurs end markedskursen,

(iii) at der er foretaget en fondsaktieemission (aktieudbytte),

(iv) at der er sket en nedsættelse af Selskabets aktiekapital, hvorved de eksisterende aktionærer har modtaget en udlodning fra Selskabet, der overstiger markedskursen, eller

(v) at der er udbetalt udbytte pr. regnskabsår på mere end 25% af aktiekapitalen,

skal den i Tildelingsmeddelelsen fastsatte Udnyttelseskurs og/eller aktieantal reguleres, således at Optionsindehaveren modtager en rimelig kompensation for den reduktion i tegningsoptionernes værdi, som den pågældende

§ 3.E.7 *Amendment of the Terms and Conditions*

(1) Where the Holder wishes to exercise his warrants after

(i) the share capital of the Company has been increased whereby the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(ii) the Company has issued convertible bonds or other convertible loans, warrants (except for the warrants comprised by this plan or any other employee incentive programme), and the existing shareholders have been granted pre-emption rights to subscribe for the new shares at a price which is lower than the market price;

(iii) bonus shares (stock dividend) have been issued;

(iv) the share capital of the Company has been decrease, whereby the existing shareholders have received a dividend from the Company exceeding the market price; or

(v) distribution of a dividend of more than 25 per cent of the share capital per accounting year;

the Exercise Price and/or the number of shares stated in the Grant Notice shall be adjusted to the effect that the Holder receives a fair compensation for the decrease in the value of the warrants caused by the event in question. An in-

begivenhed måtte have medført. Kompensationen fastsættes endeligt af en revisor, der er udpeget af Selskabet.

dependent auditor appointed by the Company shall finally determine the compensation.

(2) Hvis en eller flere af tegningsoptionerne udnyttes efter eller i forbindelse med

(2) Where one or more warrants are exercised subsequent to or in connection with

(i) en fusion eller fission (spaltning) af Selskabet,

(i) a merger or de-merger (division) of the Company;

(ii) Selskabets likvidation eller

(ii) the liquidation of the Company;

(iii) andre tilsvarende ændringer i Selskabets kapitalstruktur, herunder men ikke begrænset til ændring i aktierne stykstørrelse, retablering af aktiekapitalen, sammenlægning eller oprettelse af aktieklasser;

(iii) the occurrence of other similar changes in the capital structure of the Company, including but not limited to a stock split, reverse stock split, re-capitalisation, combination or reclassification of stock;

er Optionsindehaveren berettiget til at modtage tegningsoptioner i Selskabet til en ændret kurs (eller ved justering af det tildelte antal tegningsoptioner) eller i andre selskaber eller på anden måde tillægges aktiver, herunder men ikke begrænset til værdipapirer, eller kontanter, således at Optionsindehaveren modtager kompensation herfor. Kompensationen fastsættes endeligt af en revisor, der udpeges af Selskabet.

the Holder shall be entitled to receive warrants in the Company at a new price (or by adjustment of the number of warrants granted) or in other companies, or in some other way be granted assets, including but not limited to securities, or cash in such a way that the Holder is compensated. An independent auditor appointed by the Company shall finally determine the compensation.

§ 3.E.8 Overdragelse og pantsætning

§ 3.E.8 Transfer and Pledging

(1) Tegningsoptionerne kan ikke overdrages eller gøres til genstand for pantsætning eller udlæg, medmindre andet fremgår af §§ 3.E.8(2) and 3.E.8(3).

(1) The warrants cannot – save articles 3.E.8(2) and 3.E.8(3) - be transferred, pledged or taken in execution.

(2) I det omfang Optionsindehaveren var medarbejder i Selskabet eller et af dets datterselskaber den 1. juli 2002 skal følgende gælde: Ved Optionsindehaverens fratræden (uanset årsag bortset fra misligholdelse) forud for en eventuel børsnotering og for så vidt tegningsoptionerne ikke er bortfaldet i henhold til §

(2) If the Holder was an employee of the Company or one of its subsidiaries as of 1 July 2002 the following shall apply: If the Holder's resignation or termination of employment (for whatever reason other than for cause) prior to any listing and provided that the warrants have not expired pursuant to article 3.E.6 above,

3.E.6, skal Optionsindehaveren tilbyde de tildelte tegningsoptioner til Selskabet eller en af Selskabet udpeget tredjemand til en kurs, der beregnes som forskellen mellem Udnyttelseskursen og aktiekursen beregnet på grundlag af Selskabets regnskabsmæssige indre værdi i henhold til årsrapporten for det seneste regnskabsår med tillæg af Selskabets overskud for perioden fra det igangværende regnskabsårs begyndelse og til og med det i forhold til den begivenhed, der har udløst tilbudspligten, senest udløbne kvartal. Den således opgjorte indre værdi skal tillægges goodwill, der værdiansættes endeligt af en af Selskabet udpeget uafhængig revisor på grundlag af skattemyndighedernes til enhver tid gældende beregningsmodel for goodwill. Hvis den således opgjorte værdi er nul eller negativ, sker overdragelse vederlagsfrit.

warrants granted shall be offered by the Holder to the Company or any person designated by the Company at a price calculated as the difference between the Exercise Price and the price of the shares calculated on the basis of the book value of the Company as shown in the annual report for the most recent accounting year plus the Company's profits from the beginning of the current accounting year and until and including the most recently expired quarter in which the event that triggered the obligation to offer the shares for sale occurred. Goodwill shall be added to the Company's book value and shall be finally appraised by the Company's auditor on the basis of the calculation model used for goodwill by the tax authorities from time to time. In case the calculated value is zero or negative, the transfer shall be made free of charge.

(3) I det omfang Optionsindehaveren var bestyrelsesmedlem i Cytomation og/eller i Selskabet den 1. juli 2002, skal foregående afsnit også finde anvendelse i tilfælde af Optionsindehaverens udtræden af bestyrelsen i Cytomation og/eller i Selskabet, og for så vidt tegningsoptioneme ikke er bortfaldet i henhold til § 3.E.6. Hvis imidlertid Optionsindehaveren efter dennes udtræden fra bestyrelsen fortsat er ansat i Cytomation eller Selskabet, skal alene det foregående afsnit finde anvendelse.

(3) If the Holder was a director in the Subsidiary and/or the Company as of 1 July 2002, the preceding paragraph shall also apply in case of the Holder's resignation or dismissal as a director in the Subsidiary and/or the Company, provided that the warrants have not expired pursuant to article 3.E.6. If however, following the Holder's resignation or dismissal as a director, the Holder remains as an employee in the Company or the Subsidiary, only the preceding paragraph shall apply.

(4) Ved overdragelse af mindst 50 % af Selskabets aktier til tredjemand har Selskabet eller en af Selskabet anvist køber ret (men ikke pligt) til at erhverve tegningsoptioneme fra Optionsindehaveren (uanset om denne måtte være fratrådt) eller kræve udnyttelse af tildelte tegningsoptioner (i så fald kan udnyttelse ske uden for Udnyttelsesperioden). Optionskursen skal svare til den

(4) In the event of a transfer of at least 50% of the Company's shares to a third party, the Company or any buyer designated by the Company shall be entitled (but not obliged) to acquire the warrants from the Holder (whether or not he/she has resigned) or require the exercise of the warrants granted (in such case exercise can take place outside any Exercise Period). The price for the war-

kurs, som tredjemand skal betale for de pågældende aktier med fradrag af den i Tildelingsmeddelelsen fastsatte udnyttelseskurs. Hvis aktierne erhverves efter påkrav om Optionsindehaverens udnyttelse, skal aktiekursen svare til den kurs, som tredjemand skal betale for de pågældende aktier.

rant shall correspond to the price payable by any third party for the shares in question less the exercise price stated in the Grant Notice. If the Holder acquires the shares subsequent to the requested exercise, the price for the shares shall correspond to the price payable by any third party for the shares in question.

§ 3.E.9 Fuldstændigt warrantprogram 2002

Ovenstående vilkår gengiver hovedtrækkene i de i henhold til Optionsplanen og Tildelingsmeddelelsen gældende vilkår for tegningsoptionerne.

§ 3.E.9 Complete Warrant Program 2002

The above terms reflect the principal features of the terms subject to which warrants are granted pursuant to the Option Plan and Grant Notice.

§ 3.F Warrant til medarbejdere udstedt i henhold til § 3.B den 30. april 2003 (2003- program)

§ 3.F Warrants Issued to Employees Pursuant to Article 3.B on 30 April 2003 (2003 program)

§ 3.F.1 Antal og betaling

Bestyrelsen har i april 2003 på baggrund af bemyndigelse fra maj 2002, jf. vedtægternes § 3.B, tildelt visse medarbejdere (Medarbejderen) 161.989 tegningsoptioner.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2003.

§ 3.F.1 Quantity and Consideration

Under the authority granted in May 2002, cf. article 3.B, the Board of Directors has granted in April 2003 161,989 warrants.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2003.

§ 3.G Warrant til medarbejdere udstedt i henhold til § 3.B den 20. august 2004 (2004-program)

§ 3.G Warrants Issued to Employees Pursuant to Article 3.B on 20 August 2004 (2004 program)

§ 3.G.1 Antal og betaling

Bestyrelsen har i august 2004 på bag-

§ 3.G.1 Quantity and Consideration

Under the authority granted in May

grund af bemyndigelse fra maj 2002 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 tegningsoptioner.

2002, cf. article 3.B, the Board of Directors has granted in August 2002 500,000 warrants.

For så vidt angår særlige bestemmelser vil §§ 3.C.2 til 3.C.9 være gældende.

As regards the specific conditions articles 3.C.2 through 3.C.9 will apply.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede Aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2004.

The conditions reflect the principal features of the Agreement between the Company and the Employee on the successive grant of warrants together with a plan for the warrant program 2004.

§ 3.H Warrant til medarbejdere udstedt i henhold til § 3.B den 28. oktober 2005

(2005 Program)

§ 3.H Warrants issued to employees pursuant to Article 3.B on 28 October 2005

(2005 program)

§ 3.H.1 Antal og betaling

Bestyrelsen har i november 2005 på baggrund af bemyndigelse fra 23. september 2005 jf. vedtægternes § 3.B tildelt visse medarbejdere (Medarbejderen) 500.000 warrants (tegningsoptioner).

§ 3.H.1 Quantity and Consideration

In November 2005 the Board of Directors has by virtue of authorisation from 23 September 2005, cf. Article 3.B of the Aticle of Association, granted certain employees (the Employee) 500,000 warrants (stock options).

For så vidt angår de nærmere vilkår finder §§ 3.C.2 til 3.C.9 tilsvarende anvendelse.

As regards the specific conditions articles 3.C.2 through 3.C.9 applies.

De pågældende vilkår gengiver hovedtrækkene i den mellem Selskabet og Medarbejderen indgåede aftale om successiv tildeling af tegningsoptioner med tilhørende plan for warrantordningen (tegningsoptioner) 2005.

The conditions reflect the principal features of the agreement between the Company and the Employee on the successive grant of option together with a plan for the Stock warrant program Option program 2005.

§ 4. Selskabets aktier

§ 4. Shares

4.1 Aktiernes udstedelse

4.1 Issue of Shares

Aktierne udstedes gennem Værdipapircentralen.

Shares shall be issued by the Danish VP Securities Services.

4.2 Aktiernes pålydende

Aktiernes pålydende er kr. 2,00.

4.3 Værdipapirstatus

Aktierne er omsætningspapirer.

4.4 Aktiebog

Nordea Bank Danmark A/S skal føre en fortegnelse over samtlige Selskabets aktier (aktiebog).

4.5 Navnenotering

Aktierne skal lyde på navn, kan kun transporteres på navn og skal noteres på navn i Selskabets aktiebog.

4.6 Stemmeret

(1) Til hvert aktiebeløb på kr. 2,00 er knyttet én stemme.

(2) Stemmeretten kan udøves ved fuldmægtig, der ikke behøver at være aktionær, på betingelse af, at den nævnte fuldmægtig godtgør sin ret til at deltage i generalforsamlingen ved forevisning af adgangskort og ved fremlæggelse af en skriftlig, dateret fuldmagt.

4.7 Omsættelighed

Der gælder ingen indskrænkninger i aktiernes omsættelighed, bortset fra indskrænkninger som måtte følge af lov eller aftale.

4.8 Udbetaling af udbytte

Udbytte udbetales med frigørende virk-

4.2 Nominal Amount

The nominal amount of each share is DKK 2.00.

4.3 Status

The shares are negotiable instruments.

4.4 Share Register

Nordea Bank Danmark A/S shall keep a register of all the shares in the Company (the Share Register).

4.5 Registered Shares

The share certificates shall be issued in the holder's name, may be assigned only in the new holder's name and shall be registered in the holder's name in the Company's register of shareholders.

4.6 Voting Right

(1) Each nominal share amount of DKK 2.00 carries one vote.

(2) The voting right may be exercised by proxy. It is not a requirement that the agent is a shareholder if the agent can substantiate his/her right to participate in the general meeting by presenting an admission card and a dated written proxy.

4.7 Negotiability

The negotiability of the shares shall not be subject to any restrictions, other than restrictions that arise pursuant to law and contractual arrangements.

4.8 Payment of Dividends

Dividends shall be paid in full discharge

ning for Selskabet i overensstemmelse med aktieselskabslovens regler. Værdipapircentralen foranlediger det deklarerede udbytte udbetalt via et kontoførende pengeinstitut til de aktionærer, der på tidspunktet for udbetalingen er registreret i Værdipapircentralen. Retten til udbytte forældes 5 år efter forfaldsdagen.

§ 5. Selskabets generalforsamling

5.1 Sted

Generalforsamlinger afholdes i Glostrup Kommune eller andet sted i Storkøbenhavn.

5.2 Termin

Ordinær generalforsamling skal afholdes inden udgangen af hvert års maj måned.

5.3 Ekstraordinær generalforsamling

(1) Der skal afholdes ekstraordinær generalforsamling, når det - til behandling af et bestemt emne –

(i) besluttes af en generalforsamling, eller

(ii) skriftligt kræves af aktionærer, der ejer en tiendedel af aktiekapitalen,

samt, når det – som hensigtsmæssigt –

(iii) besluttes af bestyrelsen, eller

(iv) kræves af en revisor for Selskabet.

(2) Hvis der ikke er meddelt længere frist

to the Company pursuant to the Danish Companies Act. The Danish VP Securities Services shall arrange for payment of the declared dividends through a depository bank to the shareholders registered at the Danish VP Securities Services at the time of the payment. The right to dividends shall become obsolete five years after the date of payment.

§ 5. General Meetings

5.1 Place

General meetings of the Company shall be held in the municipality of Glostrup or elsewhere in metropolitan Copenhagen.

5.2 Deadline

The annual general meeting shall be held before the expiry of the month of May each year.

5.3 Extraordinary General Meetings

(1) An extraordinary general meeting shall be held when – for the consideration of a specific issue:-

(i) decided by a general meeting; or

(ii) demanded in writing by shareholders representing one-tenth of the share capital;

and when – being deemed appropriate:-

(iii) decided by the Board of Directors; or

(iv) demanded by an auditor of the company.

(2) Notice of an extraordinary general mee-

af den, som har besluttet eller krævet den ekstraordinære generalforsamling afholdt, skal der indkaldes til denne inden for en frist af to uger. Fristen løber ved beslutning fra dagen for denne og ved krav fra dagen, hvor dette er modtaget af Selskabet.

ting shall be given within two weeks unless a longer period has been granted by the person(s) having either decided or demanded that an extraordinary general meeting shall be held. Such period shall begin, in the case of a decision to hold an extraordinary general meeting, from the day of such decision and, in the case of a demand for an extraordinary general meeting, from the day of the Company's receipt of such demand.

5.4 Indkaldelse

(1) Generalforsamling indkaldes af bestyrelsen med ikke mere end 4 ugers og ikke mindre end 8 dages varsel, bekendtgørelsesdagen og generalforsamlingsdagen medregnet.

(2) Bekendtgørelse med angivelse af dagsorden skal ske pr. brev til hver enkelt aktionær.

(3) I indkaldelsen skal angives, hvilke emner der skal behandles på generalforsamlingen. Såfremt der på generalforsamlingen skal behandles forslag, til hvis vedtagelse der kræves kvalificeret flertal, herunder forslag til vedtægtsændringer, skal forslagets væsentligste indhold angives.

(4) Bestyrelsen skal give meddelelse om indkaldelsen til Selskabets og, hvis Selskabet er moderselskab, til koncernens medarbejdere, hvis disse har afgivet meddelelse til bestyrelsen efter aktieselskabslovens § 177, stk. 1, 2. pkt.

5.4 Notice

(1) The Board of Directors shall convene general meetings with a maximum notice of four weeks and a minimum notice of eight days including the day of the announcement and the day of the general meeting.

(2) The announcement shall include an agenda and shall be made by letter to each shareholder.

(3) Notices shall specify the issues to be considered at the general meeting in question. Where the general meeting is to consider a proposal requiring a qualified majority to be adopted, including a proposal to amend the Articles of Association, the notice shall specify such proposal in all essentials.

(4) The employees of the Company and, where the Company is a parent company, the employees of the group shall be notified by the Board of Directors of the general meeting to be held, provided that such employees have notified the Board of Directors as provided by the second sentence of Section 177(1) of the Danish Companies Act.

5.5. Adgangskort

5.5. Admission Cards

Enhver aktionær er berettiget til at møde og stemme på generalforsamlingen, når vedkommende senest 5 dage før dennes afholdelse har anmodet om et adgangskort til generalforsamlingen. Adgangskort udstedes til den, der ifølge aktiebogen er noteret som aktionær. For aktionærer, der ikke er noteret i aktiebogen kræves for udstedelse af adgangskort en ikke mere end 5 dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut (depotstedet) som dokumentation for aktiebesiddelsen tillige med en skriftlig erklæring fra aktionæren om, at denne ikke efter udfærdigelsen af udskriften har afhændet sine aktier eller agter at gøre dette, før generalforsamlingen er afholdt. Medmindre aktionæren angiver, hvortil adgangskort ønskes sendt, skal adgangskortet afhentes på Selskabets kontor senest dagen inden generalforsamlingen.

Any shareholder shall be entitled to attend and to vote at a General Meeting provided, however, that the shareholder has applied for an admission card to such General Meeting no later than five days prior thereto. Admission cards shall be issued to anyone who is registered as a shareholder in the Company's Register of Shareholders. Any shareholder who is not so registered may obtain an admission card by submitting a depository transcript issued no more than five days earlier by the Danish VP Securities Services or the depository bank (custodian bank) to document the shareholding together with a written statement from the shareholder to the effect that after the date of issue of the transcript he has not sold his shares nor does he intend to do so before the General Meeting has been held. Unless the shareholder states an address to which the admission card should be sent, the admission card shall be collected at the Company's offices no later than the day before the general meeting.

5.6 Fremlæggelse af dokumentation

Bestyrelsen skal senest otte dage før generalforsamlingen fremlægge til eftersyn for aktionærerne på Selskabets kontor.

(i) dagsordenen og

(ii) de fuldstændige forslag, samt

(iii) for den ordinære generalforsamlings vedkommende - tillige evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning.

5.6 Submission of Documentation

Eight days before a general meeting the Board of Directors shall have made available for the shareholders' inspection at the Company's office:

(i) the agenda; and

(ii) the full wording of the proposals to be considered at the general meeting; and

(iii) with respect to the annual general meeting, the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.

5.7 Forslag fra aktionærerne

5.7 Shareholders' Proposals

(1)	En aktionær har ret til at få et bestemt emne behandlet på generalforsamlingen, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen i så god tid, at emnet kan optages på dagsordenen for generalforsamlingen.	(1)	All shareholders are entitled to have an issue considered at the general meeting if submitting a written request in such respect to the Board of Directors in time for the issue to be placed on the agenda for the general meeting in question.
(2)	En aktionær kan påregne at få et bestemt emne behandlet på den ordinære generalforsamling, såfremt aktionæren skriftligt fremsætter krav herom over for bestyrelsen inden to måneder efter regnskabsårets udløb.	(2)	All shareholders may expect to have an issue considered at the annual general meeting if submitting a written request in such respect to the Board of Directors within two months after the expiry of the accounting year.
5.8	Dagsorden	5.8	Agenda
	På den ordinære generalforsamling skal evt. koncernregnskab og årsrapport med revisionspåtegning og ledelsesberetning fremlægges og følgende foretages:		At the annual general meeting the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report shall be submitted, and the following items shall be included on the agenda:
(a)	Beretning om Selskabets virksomhed.	(a)	Report on the Company's activities during the past financial year.
(b)	Forelæggelse til godkendelse af årsrapport og koncernregnskab med revisionspåtegning til godkendelse samt ledelsesberetning.	(b)	Presentation for adoption of the annual report and the consolidated financial statements, if any, with the auditors' report and the directors' and officers' report.
(c)	Meddelelse af decharge for bestyrelse og direktion.	(c)	Decharge of the Board of Directors and the Board of Officers from their obligations.
(d)	Forelæggelse af forslag om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.	(d)	Submission of proposal for allocation of profits or balancing of losses as shown in the annual report adopted.
(e)	Valg af medlemmer til bestyrelsen.	(e)	Election of Directors.
(f)	Valg af revisor.	(f)	Appointment of Auditor(s).

(g) Beslutning om ratihabering af tegningsoptioner tildelt af bestyrelsen i medfør af § 3.B.

(h) Bemyndigelse til køb af egne aktier.

5.9 Dirigent

Forhandlingerne på generalforsamlingen ledes af en dirigent, der udpeges af bestyrelsen. Dirigenten afgør alle spørgsmål vedrørende emnernes behandlingsmåde, stemmeafgivning og resultatet heraf.

5.10 Beslutningskompetence

På generalforsamlingen kan beslutning kun tages om de forslag, der har været optaget på dagsordenen.

5.11 Stemmeflertal

Generalforsamlingen træffer beslutning ved simpelt stemmeflertal, medmindre andet følger af lovgivningen eller af Selskabets vedtægter.

5.12 Referat

Et referat af generalforsamlingen indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af dirigenten og af bestyrelsens formand.

§ 6. Selskabets bestyrelse

6.1 Sammensætning

(1) Til Selskabets bestyrelse vælger generalforsamlingen mindst tre og højst syv medlemmer.

(2) Udover de af generalforsamlingen valgte medlemmer i henhold til § 6.1(i) har medarbejderne i Selskabet og dets dat-

(g) Submission of proposal for ratification of warrants granted by the Board of Directors pursuant to article. 3.B.

(h) Authorisation to buy own shares.

5.9 Chairman

A Chairman appointed by the Board of Directors shall preside over the proceedings at general meetings and decide upon all questions of procedure, voting and voting results.

5.10 Competence

At general meetings only resolutions included on the agenda may be passed.

5.11 Majority of Votes

At general meetings resolutions shall be decided by simple majority of votes unless otherwise prescribed by law or the Articles of Association.

5.12 Minutes

The proceedings at general meetings shall be recorded in the Company's minute book, which shall be signed by the chairman of the general meeting and the chairman of the Board of Directors.

§ 6. Board of Directors

6.1 Composition

(1) The general meeting shall elect at least three but not more than seven Directors.

(2) In addition to the members elected by the general meeting pursuant to article 6.1(i) the employees of the Company

terselskaber ret til at udpege tre medlemmer til Selskabets bestyrelse efter følgende regler:

and its subsidiaries shall be entitled to appoint, from and among the employees, three members to the Board of Directors of the Company according to the following rules:

(i) To medlemmer udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i Selskabet eller et af dets danske datterselskaber i hele det forudgående år.

(i) Two directors are to be appointed from and among the employees who have been employed by the Company or one of its Danish subsidiaries throughout the year immediately preceding the appointment.

(ii) Et medlem udpeges af og blandt de medarbejdere, der på udpegelsestidspunktet har været ansat i et af Selskabets amerikanske datterselskaber i hele det forudgående år.

(ii) One director is to be appointed from and among the employees who have been employed by one of the US subsidiaries of the Company throughout the year immediately preceding the appointment.

(iii) Udpegelsen af bestyrelsesmedlemmer i henhold til § 6.1(2) skal nærmere ske efter en analogi af reglerne i aktieselskabslovens § 49, stk. 3 eller efter en alternativ valgprocedure, som er foreslået eller tiltrådt af Selskabet og accepteret blandt medarbejderne i Selskabet og dets danske datterselskaber.

(iii) The appointment of directors pursuant to article 6.1(2) is to be carried out by analogy with Section 49.3 of the Danish Companies Act or by an alternative election procedure suggested or allowed by the Company and accepted by the employees of the Company and its Danish subsidiaries.

(iv) Retten til at udpege bestyrelsesmedlemmer ifølge § 6.1(2) er til enhver tid betinget af, at generalforsamlingen har valgt mindst seks bestyrelsesmedlemmer.

(iv) The right to appoint directors pursuant to article 6.1(2) shall always be conditional on the general meeting having elected at least 6 members to the Board of Directors.

(v) Retten til at udpege bestyrelsesmedlemmer i henhold til § 6.1(2) bortfalder, og de udpegede bestyrelsesmedlemmer udtræder af bestyrelsen på det tidspunkt, hvor medarbejderne i Selskabet og dets danske datterselskaber måtte tage skridt til en ja-/nej-afstemning med henblik på at vælge koncernrepræsentation efter reglerne i aktieselskabslovens § 49, stk. 3.

(v) The right to appoint directors pursuant to article 6.1(2) shall lapse and the appointed directors resign from the Board of Directors at the time when the employees take steps to a yes/no voting regarding then election of directors from among the employees pursuant to Section 49.3 of the Danish Companies Act.

6.2 Valgperioder

6.2 Term of Office

Bestyrelsesmedlemmer, som er valgt af generalforsamlingen, afgår på hvert års ordinære generalforsamling, men kan genvælges.

The directors elected by the general meeting shall resign at each annual general meeting but shall be eligible for re-election.

6.3 Formand og næstformand

6.3 Chairman and Vice Chairman

(1) Bestyrelsen vælger blandt sine medlemmer en formand.

(1) The Board of Directors shall elect their chairman from among themselves.

(2) Bestyrelsen kan vælge en næstformand, der i formandens fravær i enhver henseende træder i formandens sted.

(2) The Board of Directors may choose to elect a vice chairman, who, in the chairman's absence, shall have the same powers as the chairman in every respect.

6.4 Beslutningsdygtighed

6.4 Quorum

Bestyrelsen er beslutningsdygtig, når quorum foreligger. Quorum foreligger, når over halvdelen af bestyrelsesmedlemmerne er til stede.

The Board of Directors has power to resolve on an issue when a quorum exists. A quorum is deemed to exist when more than half of the directors are present.

6.5 Stemmeflertal

6.5 Majority of Votes

Bestyrelsen træffer beslutning ved simpelt stemmeflertal. I tilfælde af stemmelighed gør formandens stemme udslaget.

At board meetings resolutions shall be decided by simple majority of votes. The chairman shall have the casting vote in a situation of equality of votes.

6.6 Forretningsorden

6.6 Rules of Procedure

Bestyrelsen træffer ved en forretningsorden nærmere bestemmelse om udførelsen af sit hverv.

The Board of Directors shall lay down rules of their procedure.

6.7 Referat

6.7 Minutes

Et referat af hvert bestyrelsesmøde skal indføres i Selskabets forhandlingsprotokol. Referatet skal underskrives af samtlige bestyrelsesmedlemmer.

The proceedings at board meetings shall be recorded in the Company's minute book, which shall be signed by all directors.

6.8 Bestyrelseshonorar

Bestyrelsesmedlemmerne oppebærer et årligt honorar, hvis størrelse fastsættes i årsrapporten for det pågældende år.

6.8 Remuneration

The directors shall be remunerated annually as fixed in the annual report for the year in question.

6.9 Corporate Governance

Bestyrelsen skal udarbejde og løbende ajourføre et regelsæt for god selskabsledelse – Corporate Governance – for Selskabet.

6.9 Corporate Governance

The directors shall draw up and on an on-going basis update a code of practice for Corporate Governance for the Company.

§ 7. Selskabets direktion

§ 7. Board of Officers

7.1 Sammensætning

Bestyrelsen ansætter en direktion bestående af 1-3 direktører. Hvis direktionen består af flere direktører, skal én af disse udnævnes til administrerende direktør.

7.1 Composition

The Board of Directors shall employ at least one but not more than three officers to comprise the Company's Board of Officers. Where more than one officer is employed, one of them shall be appointed chief executive officer.

7.2 Kompetencefordeling

Hvis direktionen består af flere direktører, skal regler for direktørernes indbyrdes kompetence og forretningsførelse fastlægges af bestyrelsen i en instruks til direktionen.

7.2 Powers

Where more than one officer is employed, rules specifying their respective powers and the performance of their duties shall be laid down by the Board of Directors in a set of written instructions to the the Board of Officers.

7.3 Prokura

Bestyrelsen kan meddele prokura, enkel eller kollektiv.

7.3 Powers of Procuration

The Board of Directors may grant powers of procuration to one person alone or more persons jointly.

§ 8. Selskabets tegningsregel

Selskabet tegnes af formanden eller næstformanden for bestyrelsen i forening med en direktør, eller af formanden eller næstformanden for bestyrelsen i forening med to bestyrelsesmed-

§ 8. Signature Rules

The Company shall be bound by the joint signatures of the chairman or the vice chairman and an officer, or by the joint signatures of the chairman or the vice chairman of the Board of Directors

lemmer.

and two directors.

§ 9.	**Selskabets revision**	**§ 9.**	**Auditor(s)**
9.1	Sammensætning	9.1	Composition
	Revision foretages af én eller to revisorer, der skal være statsautoriserede.		The audit shall be performed by one or two state-authorised public accountants.
9.2	Valgmåden	9.2	Appointment
	Revisor vælges af den ordinære generalforsamling for et år ad gangen.		The auditor(s) shall be appointed by the annual general meeting for one year at a time.
9.3	Revisionsomfang	9.3	Audit Scope
	Det påhviler revisor at revidere årsrapporten i overensstemmelse med god revisionsskik.		The annual report shall be audited by the auditor(s) in accordance with generally accepted auditing practices.
§ 10.	**Selskabets regnskab**	**§ 10.**	**Financial Statements**
10.1	Regnskabsåret	10.1	Financial Year
	Selskabets regnskabsår er kalenderåret.		The accounting year of the Company shall follow the calendar year.
10.2	Opgørelsesprincipper	10.2	Accounting Principles
	Selskabets årsrapport udarbejdes under omhyggelig hensyntagen til tilstedeværende aktiver og forpligtelser og under foretagelse af de efter bestyrelsens skøn fornødne afskrivninger og hensatte forpligtelser med sigte på, at årsrapporten giver et retvisende billede af Selskabets og evt. koncernens aktiver og passiver, den finansielle stilling samt årets resultat.		When preparing the Company's annual report due consideration shall be given to the existing assets and liabilities of the Company and the depreciation, amortisations and provisions deemed necessary by the Board of Directors shall be made so that the annual report presents a true and fair view of the Company's and, if applicable, the group's assets and liabilities, financial position and result of operations for the year.
10.3	Disponering af årets overskud/underskud	10.3	Allocation of Profits or Balancing of Losses

Årets overskud/underskud sammenlægges med overskud/underskud, som er fremført fra tidligere år. Fremkommer der herved et disponibelt overskud, henlægges heraf til Selskabets reserver, hvad der er nødvendigt efter Selskabets finansielle stilling og forventninger til fremtiden. Det resterende disponible overskud anvendes efter generalforsamlingens nærmere bestemmelse, dog må generalforsamlingen ikke beslutte udbetaling af højere udbytte end foreslået eller tiltrådt af bestyrelsen.

Each year's profit or loss shall be added to the profits or losses brought forward from previous years. From any disposable profit resulting therefrom the amount rendered necessary by the Company's financial position and prospects shall be transferred to the reserves. Any remaining disposable profit shall be applied as determined by the general meeting, always provided that the general meeting shall not distribute dividends of a higher amount than proposed or accepted by the Board of Directors.

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Således vedtaget på ekstraordinær generalforsamling den 23. september 2005

Adopted at the extraordinary general meeting on 23 September 2005

§ 3.1 ændret i henhold til bestyrelsens beslutning af 13. oktober 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 13 October 2005 and according to authorisation, cf. article 3.B.

§ 3.H indsat i henhold til bestyrelsens beslutning af 28. oktober 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.H inserted according to the resolution made by the Board of Directors on 28 October 2005 and according to authorisation, cf. article 3.B.

§ 3.1 ændret i henhold til bestyrelsens beslutning af 29. december 2005 og i henhold til bemyndigelse, jf. § 3.B.

Articles 3.1 have been amended according to the resolution made by the Board of Directors on 29 December 2005 and according to authorisation, cf. article 3.B.

Søren Meisling